UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DURECT CORPORATION

(Name of Subject Company)

DURECT CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

266605500

(CUSIP Number of Class of Securities)

James E. Brown

Chief Executive Officer

DURECT Corporation

10240 Bubb Road

Cupertino, California 95014

(408) 777-1417

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Stephen B. Thau

David Schwartz

Albert W. Vanderlaan

Orrick, Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 10019

(212) 506-5076

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company is DURECT Corporation, a Delaware corporation (“DURECT” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to DURECT. The address of DURECT’s principal executive office is 10240 Bubb Road, Cupertino, California 95014. The telephone number of DURECT’s principal executive office is (408) 777-1417.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is DURECT’s common stock, par value $0.0001 per share (each such share, a “Share” and, collectively, the “Shares”). As of July 28, 2025, there were (i) 31,042,581 Shares issued and outstanding, (ii) 670,268 Shares subject to issuance upon the vesting and settlement of Company RSU Awards (as defined below), (iii) 3,734,172 Shares issuable pursuant to the exercise of Company Options (as defined below), (iv) 3,591,027 Shares issuable pursuant to the exercise of Company Warrants (as defined below), (v) 49,067 Shares reserved for future issuance under the DURECT’s 2000 Employee Stock Purchase Plan, as amended (the “Company ESPP”), (vi) 400 Shares estimated to be issuable with accumulated payroll deductions under the Company ESPP (assuming that (a) the market price of a Share is equal to the Cash Amount (as defined below) and (b) payroll deductions continue at the rate in effect as of the date of the Merger Agreement (as defined below) and (vii) 1,388,759 Shares reserved for issuance under the Company’s 2000 Stock Plan, as amended (the “Company Plan”).

Item 2. Identity and Background of Filing Person.

Name and Address

DURECT, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of DURECT are set forth in “Item 1. Subject Company Information—Name and Address” above and incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by BHC Lyon Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of Bausch Health Americas, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding Shares at a price of $1.75 per Share, net to the seller of such Share in cash, without interest thereon and less any applicable withholding taxes (the “Cash Amount”), plus (ii) one non-tradeable contingent value right per Share (each, a “CVR”), which will represent the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, minus any amount actually paid to holders of Company Options under the Retention Plan (defined below) in respect of the applicable milestone (the “CVR Payment Amount”), in each case, without interest thereon and less any applicable withholding taxes, pursuant to the CVR Agreement by and among Parent and a rights agent (the “Rights Agent”) mutually agreeable to Parent and the Company (the “CVR Agreement”), (the Cash Amount plus a CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

At the Effective Time, each holder of certain unexpired and unexercised Common Stock Purchase Warrants, dated as of February 8, 2023 (the “February 2023 Company Warrants”) or July 21, 2023, (the “July 2023 Company Warrants,” and, collectively with the February 2023 Company Warrants, the “Company Warrants”),

will be entitled to receive (i) an amount of cash equal to the product of (x) the aggregate number of Shares for which such Company Warrant was exercisable immediately prior to the Effective Time and (y) the excess, if any, of the Cash Amount over the per share exercise price of such Company Warrant and (ii) a CVR for each Share for which such Company Warrant was exercisable immediately prior to the Effective Time in accordance with and subject to the CVR Agreement. In lieu of the foregoing, each holder of a Company Warrant may, at the holder’s option, exercisable at any time concurrently with, or within thirty days following, the Effective Time, receive an amount in cash equal to the Black-Scholes Value (as defined in such Company Warrant) in respect of such holder’s Company Warrant calculated pursuant to the terms of the applicable warrant agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 28, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent, Merger Sub and solely for the purposes of Section 6.10 of the Merger Agreement, Bausch Health Companies Inc. (“BHC”), a corporation continued under the laws of the Province of British Columbia. The Offer is more fully described in a Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”), which was filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2025.

The Offer, the Merger (as defined below) and the other transactions contemplated by the Merger Agreement and the CVR Agreement (as defined below) are referred to herein as the “Transactions.”

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on August 12, 2025. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire at 5:00 p.m., New York City time, on September 9, 2025 (the date and time at which the Offer expires by its terms, as it may be extended in accordance with the Merger Agreement, the “Expiration Time”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) (as more fully described in Section 15—”Conditions of the Offer” in the Offer to Purchase) and provided that the Offer has not been terminated, Merger Sub is required to accept for payment and, promptly following such acceptance time, pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time.

The consummation of the Offer is subject to various conditions, including there being, as of immediately prior to the Expiration Time, validly tendered and not validly withdrawn in accordance with the terms of the Offer and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”)), a number of Shares that, together with the Shares then owned by Parent, Merger Sub and their respective affiliates (if any), represents at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”).

The Merger Agreement provides that on its terms and subject to the satisfaction (or waiver, if permitted by applicable law) of each of the applicable conditions set forth therein, following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger without a vote of the holders of Shares upon the acquisition by Merger Sub of a majority of the outstanding Shares. Under the DGCL and the terms of the Merger Agreement, Parent, the Company and Merger Sub must consummate the Merger as soon as practicable (but in any event no later than the business day after) the irrevocable acceptance for payment by Merger Sub of Shares pursuant to and subject to the conditions of the Offer (the “Acceptance Time”) (the consummation of the Merger, the “Closing,” and the date of the Closing, the “Closing Date”). At the effective time of the Merger (the “Effective Time”), each then issued and outstanding Share not previously purchased in the Offer (other than (a) Shares that at the Effective Time are held by Parent, Merger Sub or the Company (or held in the Company’s treasury), or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, (b) Shares irrevocably accepted for purchase pursuant to the Offer and (c) Shares that are issued and outstanding immediately prior to the Effective Time that are held by stockholders of the Company who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price (the “Merger Consideration”), without interest thereon and less any applicable withholding taxes.

At or prior to the Acceptance Time, Parent will execute the CVR Agreement governing the terms of the CVRs issued pursuant to the Offer.

The foregoing summary of the Merger Agreement and the Transactions is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer to Purchase, the Letter of Transmittal and by the terms of the Merger Agreement. A more complete description of the Merger Agreement and the CVR Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements—The Merger Agreement” and “The Transaction Agreements—The CVR Agreement.” Copies of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement (including the Form of CVR Agreement) are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 400 Somerset Corporate Blvd., Bridgewater, NJ, 08807. The principal executive office of BHC is 2150 St. Elzéar Blvd. West, Laval, Quebec, Canada H7L 4A8. The telephone number of the principal executive office of BHC is (514) 744-6792. The telephone number of the principal executive offices of Parent and Merger Sub is (866) 246-8245.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at http://www.sec.gov, or on the Company’s website at https://durect.com/investors.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between the Company or its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates, or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

The DURECT board of directors (the “Company Board”) was aware of any such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—The Company Board’s Reasons for the Offer and the Merger.”

Arrangements between the Company and Parent

Merger Agreement

The summary of the material terms of the Merger Agreement and CVR Agreement contained in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements” is incorporated herein by reference. We encourage all of the Company’s stockholders to read the Merger Agreement carefully and in its entirety because it contains important information. The legal rights and obligations of the Company, Parent, Merger Sub and solely for the purposes of Section 6.10 of the Merger Agreement, BHC, are governed by the specific language of the Merger Agreement and not by the summary contained in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements.” The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company. Such representations and warranties were made only as of specified dates for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and are also qualified in important part by a confidential disclosure letter delivered by the Company to Parent in connection with the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The foregoing summary of the Merger Agreement and the summary of the material terms of the Merger Agreement contained in Section 11 of the Offer to Purchase and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement. The Merger Agreement is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Contingent Value Rights Agreement

At or prior to the Acceptance Time, Parent and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs issued pursuant to the Offer.

Each CVR represents the non-tradeable contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate (minus any amount actually paid to holders of Company Options under the Retention Plan (defined below)), in each case, without interest thereon and less any applicable withholding taxes (the “Milestone Payments”), payable as specified upon the achievement of the following milestone (each a “Milestone”) prior to the earlier of (i) the 10 year anniversary of the first commercial sale (the “First Commercial Sale”) of larsucosterol (5-cholesten-3ß, 25-diol 3-sulfate sodium salt) (the “Product”) in the United States and (ii) December 31, 2045 (the “Term”):

•

$100,000,000 in the aggregate, minus any amount actually paid to holders of Company Options under the Retention Plan in respect of the applicable Milestone, payable upon the achievement of aggregate worldwide annual net sales of the Product of at least $500,000,000 in any one calendar year (the “Net Sales Milestone #1”); and

•

$250,000,000 in the aggregate, minus any amount actually paid to holders of Company Options under the Retention Plan in respect of the applicable Milestone, payable upon the achievement of aggregate worldwide annual net sales of the Product of at least $1,000,000,000 in any one calendar year (the “Net Sales Milestone #2,” and together with Net Sales Milestone #1, the “Net Sales Milestones”).

Immediately prior to the Effective Time, the Shares of each Company stockholder (excluding any canceled, accepted, or dissenting Shares), will automatically be converted into the Cash Amount and a CVR. The total net amount available for distribution will be calculated by deducting any amounts actually paid to the Company Option holders participating under the Retention Plan. This adjusted amount will then be divided by the number of participating CVRs, and the quotient shall be the amount payable in respect of each CVR. Any Milestone Payment will only be due once, if at all, and with respect to the achievement of a particular Milestone, regardless of whether Net Sales (as defined in the CVR Agreement) exceeded the applicable threshold in more than one calendar year. It is possible that one or both Net Sales Milestones will not be achieved. If neither Net Sales Milestone is achieved only the Cash Amount will be received for any Shares tendered in the Offer and no payment will be made with respect to the CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs. Parent will have sole discretion and decision making authority over whether to continue to invest, how much to invest in the Product and whether and on what terms, if any, to enter into any agreement for the development, marketing or sale of the Product and is not otherwise required (expressly or implicitly) to achieve or undertake any level of efforts, or employ any level of resources, to develop, market, commercialize or sell the Product or achieve either Net Sales Milestone. There can be no assurance that either Net Sales Milestone will be achieved or that any payment with respect to the CVRs will be made. The First Commercial Sale means the date of the first invoice for commercial quantities of the Product sold to a third party by a selling entity in the United States after U.S. Food and Drug Administration (“FDA”) approval in the United States but does not include intercompany sales that subsequently lead to a third party, any use of the Product in clinical trials, non-clinical studies or other research or development activities or the disposal or transfer of the Product as a free sample or for a charitable purpose.

The CVRs are not transferable, except (i) upon death of a holder by will or intestacy, (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (iii) pursuant to an Order (as defined in the Merger Agreement), (iv) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable, by the Depository Trust Company, or (vi) to Parent or any of its affiliates in connection with the abandonment of such CVR by the applicable holder.

Holders of CVRs are intended third-party beneficiaries of the CVR Agreement. In addition, the CVR Agreement provides that, if (a) a Milestone is not achieved during a given calendar year and prior to conclusion of the Term, then in each case within 95 days following the last day of such calendar year, Parent will deliver to the Rights Agent a written notice and a certificate certifying that a Milestone was not achieved during such calendar year (a “Non-Achievement Notice”). Holders representing at least 25% of the outstanding CVRs will then have the right to request an audit by an independent accounting firm to access the books and records of BHA and its affiliates pertaining to net sales as may be reasonably necessary to evaluate and verify Parent’s determination that a Milestone was not achieved during the applicable calendar year and prior to conclusion of the Term. Each person seeking to receive information from Parent (including the independent accounting firm) in connection with a review of the Non-Achievement Notice will enter into a reasonably confidentiality agreement with Parent or any of its affiliates obligating such person to retain all such information disclosed.

The Rights Agent or Parent and any of its subsidiaries will not be liable for any delays or failures in performance of their obligations under the CVR Agreement, except for payments that are due and payable, to the extent and for so long as such delay or failure is resulting from acts beyond their reasonable control including, without limitation, acts of God, pandemics, epidemics, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor disputes, strikes, shortages, war or civil unrest (each a “Force Majeure Event”). However, routine business risks such as shortage of supply, breakdowns or malfunctions, labor disputes, do not constitute Force Majeure Events unless such events are themselves a result of a Force Majeure Event.

The foregoing summary of the CVR Agreement and the summary of the material terms of the CVR Agreement contained in Section 11 of the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement. The Form of CVR Agreement is included as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On January 25, 2024, the Company and Bausch Health US, LLC (“Bausch Health US”), and affiliate of Parent, entered into a confidential disclosure agreement (the “Confidentiality Agreement”) to facilitate certain discussions between the parties regarding the possibility of a potential business transaction involving Parent, and any other affiliate of Parent that receives confidential information of the Company (the “Receiving Parties”). Under the Confidentiality Agreement, among other things, the Receiving Parties agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to it or its representatives by the Company for a period of one year. The Receiving Parties also agreed to abide by a standstill provision which expired on July 25, 2024, which included the right for Bausch Health US to confidentially make proposals to the chief executive officer of the Company or the Company Board during the standstill period. The Confidentiality Agreement included a fall-away of such standstill provisions if, at any time, (i) a third party (other than the Receiving Parties and its representatives) announces or commences a tender or exchange offer for more than 50% of the outstanding voting securities of the Company or (ii) the Company enters into, or publicly announces that it plans to enter into, a binding definitive agreement that has been approved by the Company for the acquisition of more than 50% of the outstanding voting securities of the Company or assets of the Company representing more than 50% of the consolidated earnings power of the Company.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, filed as Exhibit (e)(12) to this Schedule 14D-9 and incorporated herein by reference.

Retention Plan

On July 28, 2025, the compensation committee of the Company Board approved a retention plan for certain key service providers of the Company, including the Company’s senior management (the “Retention Plan”).

Pursuant to the Retention Plan and the participation letter thereunder (the “Participation Letter”), certain holders of Company Options (including each of the Officers) are eligible to receive cash retention bonuses (each, a “Retention Bonus”) based on each such individual’s number of participating units, among other things. To receive a Retention Bonus, a participant must enter into a Participation Letter and remain continuously employed or engaged by the Company or its affiliates through the Closing, subject to certain exceptions in the event of a termination without cause prior to the Closing or as otherwise set forth in the Participation Letter (the “Service Condition”). Such participating units are subject to the terms and conditions of the participant’s individual Participation Letter (including without limitation with respect to vesting, as applicable).

The Retention Plan provides that a bonus pool amount will be established and allocated among participants as set forth in each participant’s Participation Letter based on the number of participating units granted to each participant as a proportion of the total participating units granted under the Retention Plan (as adjusted by a fully diluted share calculation) with (i) the achievement of Net Sales Milestone #1 resulting in a specified bonus pool (referred to in the Retention Plan as the “Bonus Pool Amount Milestone #1”), and (ii) the achievement of Net Sales Milestone #2 resulting in a specified bonus pool (referred to in the Retention Plan as the “Bonus Pool Amount Milestone #2”). Payment of any Retention Bonuses will be made in single lump sum cash payments to each participant, with the payment date occurring no later than 30 days after the date of the achievement of the applicable Net Sales Milestone, as determined by the Company Board or any successor thereto, less any applicable taxes and withholdings.

Under the Retention Plan, if the Company terminates a participant’s employment without “cause” (as defined in the Retention Plan) prior to the Closing, the Service Condition shall be deemed to be satisfied, and the participant shall remain eligible to receive the Retention Bonus subject to the achievement of the Net Sales Milestone(s). Notwithstanding the foregoing, a participant will only be eligible for such a Retention Bonus following the participant’s termination of employment if (i) the Company elects to offer the participant the ability to execute a release of claims in favor of the Company and its affiliates in a form provided by the Company (the “Release”) and (ii) the participant executes the Release, and it becomes effective and irrevocable within 60 days of the termination date. If the Company does not offer a participant the opportunity to sign a Release, then the participant will forfeit all participating units on the date that is 30 days following the termination date for no consideration.

If a Net Sales Milestone is not achieved within 10 years of the Closing, participants will not be entitled to receive any Retention Bonus payment in respect of such Net Sales Milestone. In the event a participant is no longer eligible to participate in the Retention Plan pursuant to the eligibility provisions of the Retention Plan or for any other reason, then such individual’s participating units will be forfeited and will not be available for reallocation under the Retention Plan, provided that any such forfeited units will count for purposes of calculating the amount of any future Retention Bonus allocable to other eligible participants.

Treatment of Outstanding Company Warrants

As of July 28, 2025, 600,000 February 2023 Company Warrants remained outstanding and 2,991,027 July 2023 Company Warrants remained outstanding. Holders of outstanding and unexercised Company Warrant may, at any time prior to the expiration of such Company Warrants, in accordance with their respective terms, exercise such Company Warrants and, thereafter, receive the Merger Consideration such holders would have received had they exercised such Company Warrants prior to the Effective Time. Specifically, each such holder would receive, upon exercise of such holder’s Company Warrant, (i) an amount of cash equal to the product of (x) the aggregate number of Shares for which such Company Warrant was exercisable immediately prior to the Effective Time and (y) the excess, if any, of the Cash Amount over the per share exercise price of such Company Warrant and (ii) a CVR for each Share for which such Company Warrant was exercisable immediately prior to the Effective Time in accordance with and subject to the CVR Agreement. In lieu of the foregoing, each holder of a Company Warrant may, at the holder’s option, exercisable at any time concurrently with, or within thirty days following, the Effective Time, receive an amount in cash equal to the Black-Scholes Value (as defined in such Company Warrant) in respect of such holder’s Company Warrant calculated pursuant to the terms of the applicable warrant agreement.

Notwithstanding the foregoing, the Company will cooperate and provide Parent with an opportunity to participate in, and consider in good faith the views of Parent, in connections with any all negotiations with holders of Company Warrants and promptly inform Parent of any communications with holders of Company regarding Company Warrants or the Transactions. The Company will not enter into any agreements or commitments with holders of Company Warrants without the prior written consent of Parent.

Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company

The Company’s directors and executive officers may have interests in the Offer, the Merger and the other Transactions that are different from, or in addition to, the interests of the Company’s stockholders generally. These interests may include, among others, (i) payment or accelerated vesting and settlement of In-the-Money Options (as defined below) and Company RSU Awards in accordance with the terms of the Merger Agreement and confidential disclosure schedule, as applicable, (ii) the potential to receive certain amounts and benefits upon qualifying terminations of employment pursuant to the terms of individual agreements with the Company and the Company’s Change of Control Policy, as applicable, (iii) the potential to receive certain transaction bonuses or retention awards (including participation in the Retention Plan, as applicable) and (iv) certain indemnification obligations. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—The Company Board’s Reasons for the Offer and the Merger.”

Effect of the Offer and the Merger on Shares and Equity Awards

Consideration for Shares in the Merger

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration in respect of such Shares on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration in respect of such Shares on the same terms and conditions as the other stockholders of the Company.

The following table sets forth the number of Shares beneficially owned as of August 7, 2025 by each of our executive officers and directors (excluding Shares issuable upon exercise of Company Options and vesting of Company RSU Awards) and the maximum aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares Beneficially Owned(#)(1)	Cash Consideration for Shares ($)	Maximum Cash Payments for CVRs Issued in Respect of Shares ($)	Total Value of Shares ($)
Executive Officers
James E. Brown, D.V.M., Director, President and Chief Executive Officer	184,453	$322,793	$1,929,378	$2,252,171
Timothy M. Papp, M.B.A, Chief Financial Officer	275,000	$481,250	$2,876,500	$3,357,750
Norman L. Sussman, M.D., Chief Medical Officer	900	$1,575	$9,414	$10,989
Non-Employee Directors
Mohammad Azab, M.D., M. Sc., M.B.A.	6,000	$10,500	$62,760	$73,260
Gail M. Farfel, Ph.D.	10,000	$17,500	$104,600	$122,100
Peter S. Garcia, M.B.A.	7,000	$12,250	$73,220	$85,470
Gail J. Maderis, M.B.A.	20,000	$35,000	$209,200	$244,200
Judith J. Robertson	35,613	$62,323	$372,512	$434,834
All of our current executive officers and non-employee directors as a group (8 persons)	538,966	$943,191	$5,637,584	$6,580,775

(1)	In calculating the number of Shares beneficially owned for this purpose, Shares underlying Company Options and unvested Company RSU Awards held by each individual are excluded.

Consideration for Company Options in the Merger—Generally

No earlier than five business days prior to the Expiration Time (before giving effect to any extension thereof), the vesting or payment of each option to purchase Shares outstanding under the Company’s 2000 Stock Plan, as amended (the “Company Stock Plan”) (each, a “Company Option”) that has a per Share exercise price that is less than the Cash Amount (each, an “In-the-Money Option”) will be accelerated, so long as all conditions to the Offer other than the Minimum Condition have been satisfied at that time (or in the case of conditions that may only be satisfied as of the Expiration Time, would be satisfied if such date was the Expiration Time). With respect to the Shares received upon exercise of such accelerated Company Options prior to the Closing, all such Shares will be treated identically with all other Shares in connection with the Transactions.

At the Effective Time, each Company Option that has a per Share exercise price that is equal to or greater than the Cash Amount (each, an “Out-of-the-Money Option”), and that is unexercised immediately prior to the Effective Time, will be canceled in connection with the Transactions.

Prior to the Closing, the Company will provide each Company Option holder an Option Termination Agreement (“Option Termination Agreement”) with respect to the Company Options held by such individual and request the return of such Option Termination Agreements as soon as reasonably practicable. The above-described treatment of the Company Options will be subject to the applicable Company Option holder executing and returning such Option Termination Agreement.

Following the cancellation of each Out-of-the-Money Option pursuant to the Option Termination Agreement, each former holder of such Company Option will have the right to participate in the Retention Plan and receive a Retention Bonus subject to the achievement of the Net Sales Milestone(s) and satisfaction of the Service Condition, as further described in the section titled “— Arrangements between the Company and Parent — Retention Plan.”

Consideration for Company RSU Awards in the Merger—Generally

Each award of restricted stock units outstanding under the Company Stock Plan (each, a “Company RSU Award”) will be settled prior to and contingent upon the Closing and the resulting Shares will be treated as all other Shares in the Transactions.

Treatment of Executive Officer and Director Equity Awards in the Merger

At or prior to the Effective Time, as applicable, all Company Options and Company RSU Awards held by the Company’s executive officers and non-employee directors will be treated as described in the sections titled “—Consideration for Company Options in the Merger—Generally” and “—Consideration for Company RSU Awards in the Merger—Generally,” respectively.

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The table below sets forth (i) information about outstanding Company Options held by our executive officers and non-employee directors and (ii) the value (on a pre-tax basis) of the consideration payable in respect of such Company Options, in each case as of August 7, 2025.

Name	Number of Shares Underlying Unexercised Company Options Exercisable (#)	Number of Shares Underlying Unexercised Company Options Un-exercisable (#)	Company Option Exercise Price ($)	Cash Consideration for Unexercised In-the-Money Options (1)($)	Number of CVRs Issued for Unexercised In-the-Money Options (1)(#)	Maximum Cash Payment for CVRs Issued in Respect of In-the-Money Options ($)	Maximum Cash Payment for Out-of-the-Money Options ($)	Total Value of Outstanding Company Options ($)
James E. Brown, D.V.M.
	0	105,097	$1.30	$42,039	105,097	$1,099,315	—	$1,141,353
	70,312	199,591	$1.30	$107,961	269,903	$2,823,185	—	$2,931,147
	0	250,000	$3.32	—	—	—	—	—
	50,665	0	$5.07	—	—	—	—	—
	112,494	65,542	$5.07	—	—	—	—	—
	6	21,958	$5.07	—	—	—	—	—
	77,331	3,867	$8.71	—	—	—	—	—
	6,327	8,085	$8.71	—	—	—	—	—
	16,129	0	$20.30	—	—	—	—	—
	4,770	0	$20.30	—	—	—	—	—
	8,685	0	$21.10	—	—	—	—	—
	13,814	0	$21.10	—	—	—	—	—
	5,394	0	$5.77	—	—	—	—	—
	9,605	0	$5.77	—	—	—	—	—
	22,175	0	$5.77	—	—	—	—	—
	18,821	0	$12.40	—	—	—	—	—
	8,765	0	$12.40	—	—	—	—	—
	16,234	0	$12.40	—	—	—	—	—
	4,717	0	$14.00	—	—	—	—	—

Name	Number of Shares Underlying Unexercised Company Options Exercisable (#)	Number of Shares Underlying Unexercised Company Options Un-exercisable (#)	Company Option Exercise Price ($)	Cash Consideration for Unexercised In-the-Money Options (1)($)	Number of CVRs Issued for Unexercised In-the-Money Options (1)(#)	Maximum Cash Payment for CVRs Issued in Respect of In-the-Money Options ($)	Maximum Cash Payment for Out-of-the-Money Options ($)	Total Value of Outstanding Company Options ($)
	14,567	0	$13.10	—	—	—	—	—
	13,312	0	$13.10	—	—	—	—	—
	9,187	0	$13.10	—	—	—	—	—
	4,807	0	$13.50	—	—	—	—	—
	16,720	0	$11.60	—	—	—	—	—
	8,440	0	$11.60	—	—	—	—	—
	11,559	0	$11.60	—	—	—	—	—
Timothy M. Papp, M.B.A.
	20,623	34,373	$1.30	$21,998	54,996	$575,258	—	$597,257
	2	55,002	$1.30	$22,002	55,004	$575,342	—	$597,343
	0	50,000	$3.32	—	—	—	—	—
	12,573	16,638	$5.07	—	—	—	—	—
	21,177	9,612	$5.07	—	—	—	—	—
	12,377	0	$5.07	—	—	—	—	—
	45,000	15,000	$4.52	—	—	—	—	—
Norman L. Sussman, M.D.
	1	68,372	$1.30	$27,349	68,373	$715,182	—	$742,531
	19,499	16,128	$1.30	$14,251	35,627	$372,658	—	$386,909
	0	50,000	$3.32	—	—	—	—	—
	25,255	5,570	$5.07	—	—	—	—	—
	57	14,118	$5.07	—	—	—	—	—
	24,557	0	$5.07	—	—	—	—	—
	7,471	4,978	$8.71	—	—	—	—	—
	27,388	0	$8.71	—	—	—	—	—
	2,891	0	$20.30	—	—	—	—	—
	7,109	0	$20.30	—	—	—	—	—
	20,000	0	$17.70	—	—	—	—	—
	0	5,000	$17.70	—	—	—	—	—
Mohammad Azab, M.D., M. Sc., M.B.A.
	0	5,500	$1.22	$2,915	5,500	$57,530	—	$60,445
	5,500	0	$5.29	—	—	—	—	—
	5,500	0	$5.46	—	—	—	—	—
	2,750	0	$16.60	—	—	—	—	—
	7,000	0	$21.00	—	—	—	—	—
Gail M. Farfel, Ph.D.	0	5,500	$1.22	$2,915	5,500	$57,530	—	$60,445
	5,500	0	$5.29	—	—	—	—	—
	5,500	0	$5.46	—	—	—	—	—
	5,500	0	$16.60	—	—	—	—	—
	5,500	0	$23.30	—	—	—	—	—
	7,000	0	$5.68	—	—	—	—	—
Peter S. Garcia, M.B.A.	0	5,500	$1.22	$2,915	5,500	$57,530	—	$60,445
	5,500	0	$5.29	—	—	—	—	—
	5,500	0	$5.46	—	—	—	—	—

Name	Number of Shares Underlying Unexercised Company Options Exercisable (#)	Number of Shares Underlying Unexercised Company Options Un-exercisable (#)	Company Option Exercise Price ($)	Cash Consideration for Unexercised In-the-Money Options (1)($)	Number of CVRs Issued for Unexercised In-the-Money Options (1)(#)	Maximum Cash Payment for CVRs Issued in Respect of In-the-Money Options ($)	Maximum Cash Payment for Out-of-the-Money Options ($)	Total Value of Outstanding Company Options ($)
	7,000	0	$9.80	—	—	—	—	—
Gail J. Maderis, M.B.A.	0	5,500	$1.22	$2,915	5,500	$57,530	—	$60,445
	5,500	0	$5.29	—	—	—	—	—
	5,500	0	$5.46	—	—	—	—	—
	2,750	0	$16.60	—	—	—	—	—
	7,000	0	$21.00	—	—	—	—	—
Judith J. Robertson	0	5,500	$1.22	$2,915	5,500	$57,530	—	$60,445
	5,500	0	$5.29	—	—	—	—	—
	5,500	0	$5.46	—	—	—	—	—
	5,500	0	$16.60	—	—	—	—	—
	5,500	0	$23.30	—	—	—	—	—
	7,000	0	$5.68	—	—	—	—	—

(1)

Assumes all such In-the-Money Options that are unexercised as of August 7, 2025 are accelerated and exercised prior to the Closing. With respect to the Shares received upon exercise of such accelerated Company Options prior to the Closing, all such Shares will be treated identically with all other Shares in connection with the Transactions.

The table below sets forth (i) information about outstanding Company RSU Awards held by our executive officers and non-employee directors and (ii) the value (on a pre-tax basis) of the consideration payable in respect of such Company RSU Awards as of August 7, 2025.

Name	Number of Shares Underlying Unvested Company RSU Awards (#)	Cash Consideration for Unvested Company RSU Awards ($)	Number of CVRs Issued in Respect of Unvested Company RSU Awards (#)	Maximum Cash Payment for CVRs Issued in Respect of Unvested Company RSU Awards ($)	Total Value of Outstanding Company RSU Awards ($)
James E. Brown, D.V.M.	96,959	$169,678	96,959	$1,014,191	$1,183,869
Timothy M. Papp, M.B.A.	46,659	$81,653	46,659	$488,053	$569,706
Norman L. Sussman, M.D.	46,425	$81,244	46,425	$485,606	$566,850
Mohammad Azab, M.D., M. Sc., M.B.A.	—	—	—	—	—
Gail M. Farfel, Ph.D.	—	—	—	—	—
Peter S. Garcia, M.B.A.	—	—	—	—	—
Gail J. Maderis, M.B.A.	—	—	—	—	—
Judith J. Robertson	—	—	—	—	—

Employee Matters Following the Merger

For a period of at least 12 months following the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide to each employee of the Company or any of its subsidiaries who, as of the Effective Time, continues his or her employment with Parent, the Surviving Corporation or any of its subsidiaries (each, a “Continuing Employee”) for so long as such Continuing Employee remains in the employment of the Surviving Corporation and its subsidiaries: (i) a base salary or wage rate, as applicable, that is not less than the base salary or wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time; (ii) a target annual cash incentive opportunity no less favorable than those provided to similarly situated employees of Parent and its affiliates; (iii) welfare benefits (excluding any defined benefit pensions or post employment health or welfare benefits, equity and retention, change in control, or other one off payments or benefits) that are no less favorable in the aggregate than those provided to similarly situated employees of Parent and its affiliates; and (iv) severance benefits no less than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time.

To the extent that a Plan (as defined in the Merger Agreement) or any other employee benefit plan or other compensation or severance arrangement of the Parent, the Surviving Corporation or any of their respective subsidiaries (together, the “New Plans”) is made available to any Continuing Employee on or following the Effective Time, Parent will use commercially reasonable efforts to (or will cause the Surviving Corporation to use commercially reasonable efforts to) cause to be granted to such Continuing Employee credit for all service with the Company prior to the Effective Time (i) for purposes of vesting (but not eligibility or benefit accrual) under Parent’s defined benefit pension plan, (ii) for purposes of eligibility and benefit accrual for vacation and work anniversary service awards under Parent’s vacation program and work anniversary service award programs, (iii) for purposes of eligibility to participate in any health or welfare plan maintained by Parent (other than any post-employment health or post-employment welfare plan), (iv) for purposes of eligibility, vesting and company contributions under Parent’s 401(k) plans and (v) unless covered under another arrangement with or of the Company, for benefit calculation purposes under Parent’s severance plan; provided, however, that in the case of each of the foregoing clauses, such service need not be credited to the extent that it would result in duplication of coverage or benefits.

In addition, and without limiting the generality of the foregoing, Parent will use commercially reasonable efforts (or will cause the Surviving Corporation to use commercially reasonable efforts) to ensure that (I) each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under a comparable Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (II) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan will be waived for such Continuing Employee and his or her covered dependents to the extent they did not apply to the Continuing Employee under the corresponding Old Plan and any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins will be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable law and the terms of the applicable plan or arrangement, the Company will (i) cause to be amended its employee benefit plans and arrangements to the extent necessary to provide that no employees of Parent and its subsidiaries will commence participation therein following the Effective Time unless the Surviving Corporation or such subsidiary explicitly authorizes such participation and (ii) cause the Company’s 401(k) Plan to be terminated effective immediately prior to the Effective Time. In the event that the Company 401(k) Plan is terminated,

Parent will designate a tax-qualified defined contribution retirement plan (“Parent 401(k) Plan”) and will allow Continuing Employees to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) to such Parent 401(k) Plan, excluding plan loans.

Executive Change of Control Agreements and Other Agreements

Named Executive Officers

In this Schedule 14D-9, we refer to the following persons as our “Officers”: our Chief Executive Officer, Dr. James Brown; our Chief Financial Officer, Timothy M. Papp; and our Chief Medical Officer, Dr. Norman L. Sussman. Our Officers are each entitled to certain payments and benefits in connection the Merger.

Change in Control Policy

We maintain a change of control policy (the “Change of Control Policy”) applicable to our Officers which provides that, in the event that such Officer’s employment is terminated without “cause” or constructively terminated, in connection with and within 90 days prior to a change of control, or within 24 months following a change of control, then: (1) the unvested portion of any stock options or stock awards held by such Officer shall automatically accelerate so as to become completely vested as of the effective date of the termination, and (2) such Officer shall receive a lump sum cash payment equal to one year of such Officer’s then current annual base salary (or two years in the case of Dr. Brown). The Change of Control Policy provides any such severance benefits are conditioned upon such Officer delivering an effective release of claims, complying with certain non-disparagement covenants, and cooperating with the Company in order to ensure an orderly transfer of duties and responsibilities. If the Officer breaches any of these requirements, the Company will have no further obligation to pay to the Officer any benefit under the policy, and the Officer will be obligated to repay to the Company all benefits previously paid to, or on behalf of, the Officer under the policy. The Change of Control Policy contains a “better after-tax” provision, which provides that if any of the payments to an executive constitutes a parachute payment under Code Section 280G, the payments will either be (i) reduced or (ii) provided in full to the executive, whichever results in the executive receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Code Section 4999.

Retention Plan.

Pursuant to the Retention Plan and Participation Letter, each Officer is eligible to receive a Retention Bonus based on each such Officer’s number of participating units. For a detailed discussion of the Retention Plan, please see “— Arrangements between the Company and Parent — Retention Plan.”

Bonus Payments

On July 11, 2025, based on recommendations from the compensation committee, the Company Board approved a cash bonus for Mr. Papp and Dr. Sussman based on attainment of 100% of corporate objectives for the 2024 fiscal year (the “2024 Bonus”). Each such 2024 Bonus is payable immediately prior to and contingent on the Closing or a financing that raises sufficient funding for the Phase 3 clinical trial of the Product (a “Potential Financing”).

In addition, on July 11, 2025, based on recommendations from the compensation committee, the Company Board approved a cash bonus for each Officer based on attainment of 56% of corporate objectives for the 2025 fiscal year (the “2025 Bonus”). Each such 2025 Bonus is payable immediately prior to and contingent on the Closing or a Potential Financing.

Grant of Retention RSUs

On July 11, 2025, based on recommendations from the compensation committee, the Company Board granted each of the Officers a retention bonus award in the form of restricted stock units (“Retention RSUs”) pursuant to the Company Stock Plan for a number of Shares of the Company’s Shares. The purpose of the Retention RSUs was to retain such Officers, whom the compensation committee of the Company Board determined are important to the continued operations of the Company and the potential completion of the Transactions or a Potential Financing. 100% of the Retention RSUs were scheduled to vest on the one-year anniversary of the grant date, but in connection with the Transactions, the Company Board subsequently accelerated the settlement of such Retention RSUs.

Individual Agreements

Certain members of the Company’s senior management may enter into arrangements with, or at the request of, the Parent regarding their roles and compensation with the Parent following the Effective Time. As of the date of this Schedule 14D-9, except as described in this Schedule 14D-9, no such arrangements have been entered into or are being negotiated.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of our “named executive officers” (identified in accordance with SEC regulations), also referred to as our “Officers” and that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that:

(1)	the Effective Time will occur on August 7, 2025 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);

(2)	each named executive officer will experience a termination qualifying them to receive severance, as of the Effective Time;

(3)	the named executive officer’s base salary and target bonus amount remain unchanged from those in effect as of August 7, 2025;

(4)	no Officer receives any additional equity grants on or after August 7, 2025, and prior to the Effective Time;

(5)	the Net Sales Milestones set forth in the Retention Plan are achieved and the Officers will receive the maximum Retention Bonus payment under the Retention Plan; and

(6)

the Net Sales Milestones set forth in the CVR Agreement are achieved, the Officers holding In-the-Money Options exercise all such In-the-Money Options prior to the Effective Time and, in respect of each resulting Share and any Share received upon settlement of Company RSU Awards prior to Closing, receive the maximum aggregate payment attributable to the CVRs under the CVR Agreement.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time or the value of payments or benefits that are not based on or otherwise related to the Transactions. The calculations in the tables also do not reflect compensation actions that may occur after the date of this Schedule 14D-9 but before the Effective Time. For purposes of this disclosure, “single-trigger” refers to payments or benefits that are conditioned only upon the occurrence of either the Offer or the Merger and

“double-trigger” refers to payments or benefits that are conditioned on the occurrence of both the Offer or the Merger and a qualifying termination of employment.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Total ($)
James E. Brown	7,830,810	5,256,369	—	—	13,087,179
Timothy M. Papp	2,561,115	1,764,306	—	—	4,325,421
Norman L. Sussman	2,327,628	1,696,290	—	—	4,023,918

(1)

The amount for each Officer includes the following: (i) cash severance payable under the Change of Control Policy in the event that the Officer experiences a qualifying termination of employment, in a lump sum payment equal to one year of the Officer’s then current annual base salary in the case of Mr. Papp and Dr. Sussman, or two years in the case of Dr. Brown; (ii) the 2024 Bonus for Mr. Papp and Dr. Sussman, and the 2025 Bonus for Dr. Brown, Mr. Papp, and Dr. Sussman, in each case payable immediately prior to and contingent on the Closing or a Potential Financing; and (iii) the Retention Bonuses payable to each Officer pursuant to the Retention Plan and the Participation Letter thereunder, subject to the achievement of the Net Sales Milestone(s) and the Officer’s continued employment through the Closing Date. The payments are described in the subsection titled “—Executive Change of Control Agreements and Other Agreements” above. The following table breaks down the amounts in this column, each of which, other than the severance payments for each Officer under the Change of Control Policy, are “single-trigger,” by types of payment (for clarity, as discussed above, Retention Bonuses are also subject to the achievement of the Net Sales Milestones set forth in the Retention Plan). The severance payments under the Change of Control Policy for each Officer are “double-trigger” and are conditioned upon the occurrence of the Merger and a qualifying termination of employment.

Name	Cash Severance Payment ($)	2024 Bonus Payment ($)	2025 Bonus Payment ($)	Maximum Retention Plan Payment ($)	Cash Total ($)
James E. Brown	1,267,578	—	213,904	6,349,328	7,830,810
Timothy M. Papp	457,496	172,640	102,937	1,828,042	2,561,115
Norman L. Sussman	455,657	171,774	102,523	1,597,674	2,327,628

(2)

The amounts in this column represent the estimated amounts payable to each Officer on a “single-trigger” basis in connection with: (i) the accelerated vesting and exercise of In-the-Money Options held by each Officer, pursuant to which such Officer will hold Shares and be entitled to receive the Merger Consideration, including CVRs; and (ii) the accelerated vesting and settlement of Retention RSUs granted to each Officer on July 11, 2025, pursuant to which such Officer will hold Shares and be entitled to receive the Merger Consideration, including CVRs. The value of In-the-Money Options is calculated based on the Merger Consideration (including CVRs) payable in respect of the number of Shares issuable upon exercise of the In-the-Money Options, which will have been fully accelerated shortly prior to Closing. The value of the Retention RSUs is calculated by multiplying $12.21 (i.e., the Cash Amount, plus $10.46, the maximum aggregate payment attributable to each CVR) by the number of Shares subject to such Retention RSU. The following table breaks down the amounts in this column, which are “single-trigger,” by type of Company equity award.

Name	In-the-Money Options (Value of Merger Consideration and CVRs) ($)	Retention RSUs (Value of Merger Consideration and CVRs) ($)	Equity Total ($)
James E. Brown	4,072,500	1,183,869	5,256,369
Timothy M. Papp	1,194,600	569,706	1,764,306
Norman L. Sussman	1,129,440	566,850	1,696,290

Rule 14d-10(d) Matters

Prior to the Acceptance Time, the Company (acting through the Company Board and the compensation committee of the Company Board) will use reasonable best efforts to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance, or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by the Company with current or future directors, officers, or employees of the Company.

Indemnification and Insurance

The Merger Agreement provides that from and after the Effective Time, Parent will, and will cause the Surviving Corporation to, indemnify, defend and hold harmless, to the fullest extent permitted under applicable law, each current or former director and officer of the Company (determined as of the Effective Time), in each case, when acting in such capacity or in serving as a director, officer, member, trustee or fiduciary of another entity or enterprise, at the request or benefit of the Company (each, a “D&O Indemnified Party” and, collectively, the “D&O Indemnified Parties”) against any costs or expenses (including attorneys’ fees and expenses), amounts paid in settlement, judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any civil, criminal or administrative actions or suits or litigations, arbitrations or other proceedings by or before any governmental authority in connection with, arising out of or otherwise related to matters existing or occurring or alleged to have occurred prior to, at or after the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including actions to enforce such indemnification rights under the Merger Agreement or any other indemnification or advancement right of any D&O Indemnified Party, and Parent or the Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable law (upon receipt of appropriate undertakings in favor of Parent or the Surviving Corporation to repay such advanced expenses if it is ultimately determined in a final and non-appealable judgment by a court of competent jurisdiction that such D&O Indemnified Party was not entitled to be indemnified pursuant to this sentence). In the event of any such Legal Proceeding, Parent and the Surviving Corporation will cooperate with the D&O Indemnified Party in the defense of any such Legal Proceeding.

In addition, the Merger Agreement provides that, for a period of six years from the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated By-Laws of the Company as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties. All rights to indemnification in respect of any claim made for indemnification within such period will continue until the disposition of such action or resolution of such claim. The Surviving Corporation as of the Effective Time will (and Parent will cause the Surviving Corporation as of the Effective Time to) honor and fulfill in all respects the obligations of the Company under any indemnification contracts between any executive, officer or director and the Company in effect prior to the date of the Merger Agreement that have been disclosed and made available to Parent, and will not amend, repeal or otherwise modify any such contracts in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties.

The Merger Agreement requires that, prior to the Effective Time, the Company will, or if the Company is unable to, Parent will cause the Surviving Corporation as of the Effective Time to, purchase from the Company’s directors’ and officers’ liability insurance carrier as of the date of this Agreement or one or more insurance carriers with the same or better credit rating as such carrier, a six year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable to the insureds than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with the Merger Agreement and the Transactions or actions contemplated by the Merger Agreement), and Parent will cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. However, the Company will not pay, and the Surviving Corporation will not be required to pay, in the aggregate any amount, in excess of 200% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of such “tail” policy. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies prior to or as of the Effective Time, Parent will, for a period of six years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company as of the date of the Merger Agreement with the Company’s directors’ and officers’ liability and fiduciary liability insurance carriers as of the date of the Merger Agreement or one or more insurance carriers with a credit rating the same as or better than such carrier with respect to matters arising on or before the Effective Time, but, in such case, after the Effective Time, Parent will not be required to pay annual premiums in excess of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of such coverage required to be obtained pursuant to the Merger Agreement, but in such case will purchase as much coverage as practicable for such amount.

Section 16 Matters

Prior to the consummation of the Offer, the Company and the Company Board will take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the Transactions by any director or executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board

At a meeting held on July 28, 2025, after careful consideration, the Company Board, among other things, unanimously:

•

determined that it is in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement and consummate the Transactions, including the Offer and the Merger;

•

approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Transactions upon the terms and subject to the conditions contained in the Merger Agreement; and

•

resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement.

THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT DURECT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

A joint press release, dated July 29, 2025, issued by the Company and Parent announcing the Offer, the Merger and the other Transactions, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement and related transaction documents. The following chronology does not purport to catalogue every conversation of or among the members of the Company Board, Parent, the Company’s representatives and advisors, Parent’s representatives and advisors, and other parties.

Since the Company’s inception in 1998, the Company has generally had a history of operating losses and never became profitable. Following the 2021 fiscal year end, the Company disclosed that it had net losses of $36.3 million and an accumulated deficit of approximately $526.0 million for the 2021 fiscal year, and expected to continue to incur significant operating losses over the next several years given anticipated, significant costs for research and development, clinical trials, manufacturing, sales, and general and administrative functions. The Company also disclosed that its success was dependent on the success of the Product and that the Company’s business strategy would include entering into collaborative agreements to support development, clinical trials, manufacturing and commercialization of the Company’s product candidates.

To that end, beginning in the first quarter of 2022 through July 28, 2025 (the date on which the Merger Agreement was signed), the Company Board, members of the Company’s management team, and various outside advisors have regularly met to consider, on an ongoing basis, the Company’s short-term and long-term strategies (including reviewing the merits and drawbacks of continuing to operate independently as a standalone company taking into account the Company’s then-current market capitalization and funding requirements for the clinical development of the Product and continued operations) and a wide range of possible strategic alternatives available to the Company in an effort to strengthen the Company’s business and to enhance stockholder value (including licensing transactions, royalty based financings, equity financings, and other strategic transactions). During these meetings, the Company Board assessed the risks, costs, and likelihood of success associated with the Company’s standalone strategy compared to strategic alternatives.

The Company Board’s process that culminated in the execution of the Merger Agreement with Parent began in the Spring of 2022. In March 2022, the Company initially engaged Locust Walk Securities LLC (together with its affiliate, Locust Walk Securities, LLC, “Locust Walk”) as a business development advisor to explore potential regional licensing transactions for the Product. The engagement expanded in February 2024 to also exploring alternative transactions involving global licensing rights to the Product or a sale of the Company. From April 2022 through July 28, 2025 (the date on which the Merger Agreement was signed), 71 public and private companies potentially interested in acute care therapeutic products were contacted to pursue a possible strategic transaction with the Company, of which nine parties entered into customary confidentiality agreements with the Company (“NDAs”) during this period.

In response to Locust Walk’s initial outreach beginning in 2022, the Company ultimately received a single non-binding offer from a party for European licensing rights, which the Company Board deemed insufficient from a financial perspective to proceed with further. Apart from this proposal and the discussions with Parent described below, none of the other 71 companies contacted by Locust Walk or the Company progressed beyond initial meetings or due diligence to present specific financial terms for a strategic transaction.

Following the 2022 fiscal year, the Company disclosed that it had cash and equivalents as of December 31, 2022, of $43.6 million, had annual net losses of $35.3 million, and expected to continue to incur losses and negative cash flows from operations for the foreseeable future. As a result, the Company disclosed that it had concluded that substantial doubt existed about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of issuance of the 2022 fiscal year financial statements. As of December 31, 2022, the Company also had outstanding debt obligations to Oxford Finance of approximately $21.2 million, which was secured by substantially all of the Company’s assets, excluding intellectual property.

During the course of 2023, the Company continued to enroll its double blind, placebo controlled Phase 2b clinical trial of the Product (the Alcoholic Hepatitis to evaluate saFety and effIcacy of laRsucosterol treatment, or “AHFIRM”). To fund the Company’s continued operations and development activities related to the Product, in February and July 2023, the Company raised an aggregate of approximately $22.7 million in net proceeds through the sale of Shares and Company Warrants, which the Company estimated would provide approximately 12 months of liquidity to continue operations and development activities related to the Product. During May of 2023, Dr. James E. Brown (“Dr. Brown”) had preliminary meetings with potential strategic partners, including Company. B. During 2023, the Company Board continued to evaluate the Company’s long-term strategy and the range of strategic opportunities available to the Company to strengthen its business and to enhance stockholder value, including considering different scenarios and potential impacts on capital requirements, as well as potential additional advisors, potential organizational changes and other corporate activities.

In November 2023, the Company announced top-line trial results of the AHFIRM trial, which showed that the trial failed to meet its primary and secondary endpoints with statistical significance. Following this announcement, the Company’s common stock price declined from over $2.50 per share to less than $0.65 per share. Following these results, the Company and the Company Board continued to explore strategic opportunities to advance the development of the Product and enhance stockholder value, including potential licensing transactions, royalty-based financing, equity financing and potential reverse mergers or other business combinations.

For the 2023 fiscal year, the Company disclosed that it had cash and equivalents as of December 31, 2023, of $29.8 million, had annual net losses of $27.6 million, and expected to continue to incur losses and negative cash flows from operations for the foreseeable future. As a result, the Company again disclosed that it had concluded that substantial doubt existed about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of issuance of the 2023 fiscal year financial statements. As of December 31, 2023, the Company’s secured debt obligations to Oxford Finance totaled approximately $16.6 million.

On January 4, 2024, Locust Walk, on the Company’s behalf, sent a Parent representative a non confidential overview of the Company. Parent’s representative expressed interest in learning more about the Company and a willingness to enter into an NDA with the Company.

On January 17, 2024, the Company Board formed a Transaction Committee (the “Committee”) consisting of Gail J. Maderis, Dr. Gail M. Farfel, Peter S. Garcia, and Dr. Mohammad Azab to (a) meet regularly with Company management and, if applicable, external advisors regarding potential strategic opportunities, (b) evaluate any potential strategic transactions and make recommendations to the Company Board with respect thereto, (c) engage such additional advisors as the Committee deemed appropriate, (d) make recommendations to the full Company Board with respect to any potential strategic opportunities, and (e) take such other actions reasonably consistent with the foregoing activities. Judith J. Robertson was also invited to participate in Committee meetings and regularly did so.

During the 2024 calendar year, the Committee held 27 meetings and between January 1 and July 31, 2025, the Committee held nine meetings. At these meetings, the Committee formulated and refined strategy, monitored the Company’s cash balances and projections (including reviewing the merits and drawbacks of continuing to operate independently as a standalone company taking into account the Company’s then-current market capitalization and funding requirements for the clinical development of the Product and continued operations), supervised the Company’s strategic process opportunities and evaluated the various alternatives available to the Company to enhance stockholder value, including potential financing transactions and other alternatives that would have enabled the Company to continue as a standalone company. As part of this process, the Committee regularly met with Company management, representatives of Locust Walk and Orrick, Herrington & Sutcliffe LLP (“Orrick”), in addition to meeting with and receiving presentations from other potential financial and business development advisors. In addition, the Company Board regularly reviewed at its scheduled quarterly meetings during 2024 and 2025 the Company’s strategic alternative opportunities (including reviewing the merits and drawbacks of continuing to operate independently as a standalone company taking into account the Company’s then-current market capitalization and funding requirements for the clinical development of the Product and continued operations) and potential transactions. The Company Board held seven meetings in 2024 and 10 meetings between January 1, 2025 and July 31, 2025. Orrick participated in all Board meetings and Locust Walk participated as requested. Material meetings of the Company Board and Committee related to this transaction are described further below.

On January 25, 2024, the Company and Parent executed the Confidentiality Agreement. As described in more detailed below, from this time through July 28, 2025 (the date on which the Merger Agreement was signed),

Parent conducted due diligence of the Company and the Product through document review and a number of meetings with representatives and advisors of the Company covering various areas including corporate organization and structure, commercial operations, litigation and legal compliance, executive compensation and employee benefits, intellectual property, regulatory matters, research and development, and general corporate matters.

On February 7, 2024, the Company held its initial meeting with Parent to discuss clinical trial data and potential Phase 3 study plans. Following this meeting, Parent requested and received access to the Company’s virtual data room. The parties continued to hold diligence calls among research and development personnel over the next two months.

From February 2024 through March 2024, in anticipation of the fact that written responses to the Company’s Type C meeting questions with the FDA regarding the Phase 3 clinical trial plan for the Product would provide additional clarity regarding the development path for the drug, and that such additional clarity would facilitate further discussions with potential strategic partners, Locust Walk, on behalf of the Company, delivered process letters to 23 potential strategic partners, including Parent and Company B, requesting indications of interest for a transaction involving the Company or the Product by April or May 2024. Apart from Parent, none of the companies that were contacted at this time engaged in discussions with the Company regarding potential financial terms of a transaction.

On March 6, 2024, the Company received written responses to its Type C meeting questions from the FDA. These responses raised questions about the design of the Phase 3 trial of the Product. Between March and August 2024, the Company continued discussions with FDA regarding the clinical trial plan for the Product, including clinical trial endpoints. The Company and its outside advisors also continued to engage with investment bankers and potential investors regarding potential financing or other strategic transactions.

On May 2, 2024, Parent submitted its initial non-binding offer for a licensing transaction for the Product in the United States. The proposal included a $15 million upfront payment, up to $250 million in aggregate milestone payments tied to specified net sales targets, and escalating royalty payments based on net sales during the royalty term.

On May 6, 2024, the Company and Parent met to discuss Parent’s offer, followed by additional due diligence meetings regarding a commercial assessment of the proposed transaction on May 8, 2024. At that time, the Company communicated to Parent that it would not be interested in pursuing a transaction to license U.S. intellectual property rights for the Product on the terms proposed given the critical importance of the U.S. market to the Product, and instead would be interested in receiving a proposal to acquire the Company from Parent.

On May 17, 2024, Parent submitted a non-binding offer to acquire 100% of the Company’s equity interests for an upfront payment of $40 million, as well as a contingent value rights instrument in the aggregate amount of $30 million payable upon regulatory approval and the aggregate amount of $150 million payable upon achieving specified net sales milestones.

On May 21, 2024, the Committee held a meeting to discuss Parent’s revised proposal. Representatives of Locust Walk, Orrick, and senior management were in attendance. Representatives of Locust Walk presented a preliminary financial analysis of this proposal and the value of the consideration to be received by Company stockholders in such a transaction. The Committee determined that the upfront payment was not in line with comparable equity premiums and the contingent value rights payments would not occur until 2028. As a result, the Committee viewed Parent’s proposal as a significant reduction in value to the Company and its stockholders. The next day, Locust Walk informed Parent that its proposal was insufficient and that it may resubmit a bid with a revised offer no later than June 5, 2024.

On May 21, 2024, the Company announced that the FDA had granted Breakthrough Therapy designation to the Product for the treatment of Alcohol Associated Hepatitis.

On May 28, 2024, to provide additional information for a revised offer, the Company and Parent held a discussion regarding clinical trial design and biostatistics.

On June 4, 2024, Parent informed the Company that Parent would not proceed with the revised proposal for a transaction , primarily due to regulatory feedback.

On June 8, 2024, Dr. Brown met with representatives of Company B at the EASL Hepatology Congress meeting in Milan, Italy. In addition to having met Dr. Brown in May 2023, Company B had been contacted in March 2024 by Locust Walk as part of their outreach.

On June 27, 2024, Dr. Brown and his team held further discussions with representatives from Company B to discuss a potential transaction between the parties.

Starting on August 14, 2024, following the FDA’s confirmation of the endpoint for the Phase 3 clinical program for the Product, Locust Walk, on the Company’s behalf, reached out to Parent to provide a regulatory update.

On August 19, 2024, the Company provided Parent with a comprehensive regulatory update, which led to recommencement of diligence activities by Parent.

On September 4, 2024, Locust Walk, on behalf of the Company, sent process letters to Parent and eight other parties, including Company B, who had previously cited concerns about the clinical trial endpoint as a reason for not proceeding with a proposed transaction. The process letters proposed the acquisition of 100% of the Company’s equity securities and requested a response by September 25, 2024. Of these parties, only Parent elected to continue negotiations through Locust Walk.

On September 25, 2024, Parent submitted a new non-binding offer, to acquire 100% of the Company’s equity interests, including an up-front cash payment of $70 million, regulatory milestone cash payments relating to the Product of up to $150 million, and sales-based milestone cash payments relating to the Product of up to $250 million.

On September 27, 2024, the Committee held a meeting with representatives of Locust Walk, Orrick, and senior management of the Company to review Parent’s offer. Representatives of Locust Walk presented a preliminary financial analysis of Parent’s proposal and the value of the consideration to be received by Company stockholders in such a transaction. The Committee instructed Locust Walk to seek to increase the offer through additional or larger milestone payments.

Following this Committee meeting, in early October, Locust Walk communicated responses back to Parent, which sought to increase Parent’s offer and respond to diligence questions. For the following few weeks, Locust Walk and Parent engaged in discussions regarding the Company’s revenue forecasts and cost assumptions.

On October 15, 2024, Parent submitted a revised proposal to acquire 100% of the Company’s equity. The revised proposal consisted of an up-front cash payment of $72.5 million, up to $195 million in cash payments based on potential development and regulatory milestones relating to the Product, including a milestone for European approval, and up to $1,037.5 million in cash payments based on various sales-based milestones relating to the Product.

On October 22, 2024, to broaden the Company’s outreach to potential strategic partners, members of the Company’s management team met with members of the management team at Company C, which had not previously been contacted, based on Company C’s experience with hospital-based acute care products, to discuss a potential transaction.

After a few weeks of discussions between Parent and the Company regarding revenue forecasts and cost assumptions, on October 24, 2024, Locust Walk, on behalf of the Company, sent a draft Merger Agreement and

CVR Agreement to Parent. The Company’s Merger Agreement provided (a) a two-step process in which Parent would conduct the Offer for the Shares, followed by a short-form Merger, (b) a non-solicitation covenant, (c) an unspecified termination fee that would be payable by the Company in certain circumstances to Parent, and (d) an unspecified outside date through which Parent would be obligated to extend its tender offer. The Company’s CVR Agreement provided (a) a term tied to exclusivity rights, (b) a requirement that Parent use commercially reasonable efforts to achieve the various milestones during the term, and (c) acceleration of all milestone payments upon the occurrence of an event of default (which included Parent’s failure to make any milestone payments when due).

Over the next several weeks, the Company and Parent continued to discuss the transaction terms and timeline.

On November 11, 2024, Parent presented its commercial capabilities to the Company’s senior management and delivered revised preliminary drafts of the Merger Agreement and CVR Agreement. Parent’s preliminary draft of the Merger Agreement provided that (a) Parent was only required to keep the tender offer open for 20 business days, (b) the Company Board was not entitled to terminate the Merger Agreement for an intervening event, and modified other provisions of the non-solicitation covenant, and (c) added a Parent expense reimbursement right in the event the Merger Agreement was terminated for various reasons. Parent did not provide comments on various other material sections of the Merger Agreement (including the Company’s representations and warranties and substantially all of the covenants). Parent’s preliminary draft of the CVR Agreement provided for (a) a term ending on December 31, 2032, (b) deleted any requirement that Parent use commercially reasonable efforts to achieve the various milestones during the term, instead inserting a sole discretion standard, and (c) deleted any acceleration of milestone payments, limiting the CVR holders’ rights to pursue remedies.

On November 12, 2024, representatives of Orrick met with the Company’s management to discuss Parent’s preliminary drafts of the Merger Agreement and the CVR Agreement, including the terms, conditions, and risks associated with such revised drafts.

On November 17, 2024, the Company’s management team met with Parent’s senior commercial, medical affairs, and R&D teams in person at the American Association for the Study of Liver Diseases (AASLD), The Liver Meeting® to discuss the Product’s development program.

On November 21, 2024, Parent submitted a revised non-binding offer to acquire 100% of the Company’s equity interest, which consisted of an up-front cash payment of $75 million, which was a $2.5 million increase of the up-front cash payment, a single regulatory milestone cash payment of $115 million relating to the Product, and a single sales-based milestone cash payment of $110 million relating to the Product.

On November 22, 2024, the Committee held a meeting with representatives of Locust Walk, Orrick, and senior management to discuss Parent’s revised offer. Representatives of Locust Walk presented a preliminary financial analysis of Parent’s revised proposal and the value of the consideration to be received by Company stockholders in such a transaction. Representatives of Orrick reviewed with the Company Board the terms of (a) the Merger Agreement including conditions to the closing of the Offer, no-shop restrictions, termination rights and associated fees and expenses, and other provisions, and (b) the CVR Agreement, including the term, Parent’s required level of efforts during the term, and other provisions.

On November 25, 2024, members of the Company’s management team held an additional meeting with a senior executive from Company C to discuss Company C’s potential interest in a strategic transaction.

Also on November 25, 2024, the Company announced the sale of its ALZET line of osmotic pumps for $17.5 million. The proceeds from this sale enabled the Company to pay off its outstanding obligations to Oxford Finance, which at the time were approximately $9.3 million.

On November 26, 2024, the Committee held a meeting with representatives of Locust Walk, Orrick, and senior management. The Committee again discussed Parent’s revised offer from November 21st. At this meeting,

Locust Walk informed the Committee that Parent had engaged Centerview Partners (“Centerview”) as Parent’s financial advisor, and that further communications should be delivered through Centerview. Shortly thereafter, the Company made available to Centerview the Company’s virtual data room containing certain financial, regulatory, and legal materials.

On November 27, 2024, Locust Walk delivered the Company’s counter proposal to Centerview, which consisted of an increase in the regulatory milestone cash payment to $150 million relating to the Product and two sales-based milestone cash payments totaling up to $375 million in the aggregate relating to the Product.

In November and December 2024, Locust Walk and Centerview continued to discuss Parent’s proposed transaction to acquire 100% of the Company’s equity interests and the related consideration terms, proposed structure, and anticipated timing.

On December 2, 2024, Centerview presented a revised proposal on Parent’s behalf of an up-front cash payment of $75 million, a regulatory milestone cash payment of $125 million relating to the Product, and up to $325 million in sales-based milestone cash payments relating to the Product.

Later that day, the Committee held a meeting with representatives of Locust Walk, Orrick, and senior management to discuss Parent’s revised offer. Representatives of Locust Walk presented a preliminary financial analysis of Parent’s revised proposal and the value of the consideration to be received by Company stockholders such a transaction. The Committee concluded that the financial terms of Parent’s proposed offer were inadequate and instructed Locust Walk to respond to Parent with proposed increases in the sales-based milestone payments.

On December 4, 2024, Locust Walk delivered to Centerview the Company’s proposed transaction terms, which consisted of an up-front cash payment of $75 million, a regulatory milestone cash payment of $125 million relating to the Product, and up to $350 million in sales-based milestone cash payments relating to the Product. However, Parent decided not to pursue the proposed transaction at that time due to competing internal strategic priorities.

Following the 2024 fiscal year, the Company disclosed that (a) it did not have sufficient cash resources to meet the Company’s plans for the next 12 months from the issuance of the 2024 financial statements, (b) the Company had an accumulated deficit of $597.3 million, net losses of $8.3 million for the year ended December 31, 2024, an expectation to incur continuing losses and negative cash flows from operations for the foreseeable future, and as a result, (c) the Company’s independent registered public accounting firm issued a going concern opinion as of, and for the year ended, December 31, 2024, and the Company disclosed that unless it was able to secure funding from collaborations, additional equity or debt financing (of which there could be no assurance), the Company may not be able to continue operations.

In January and February 2025, Locust Walk and Centerview continued to discuss the proposed transaction, including the financial consideration, structure, and anticipated timing. Locust Walk also informed Centerview that Parent should deliver complete markups of the proposed transaction documents (given Parent’s prior drafts were preliminary in nature).

On January 5, 2025, the Company met with Company D, a private company with a complementary product development program of its own, and who had not been part of the Company’s outreach to date, to discuss a potential alternative transaction. Company senior management had been introduced to Company D through a physician consultant to the Company. Company D expressed interest in continuing discussions further. A few weeks later, on January 22, 2025, the Company again met with Company D to discuss a potential strategic transaction

On January 28, 2025, Centerview indicated that Parent was willing to continue engagement based on the Company’s proposed transaction terms of December 4th, subject to completion of due diligence and agreement on transaction documents.

On January 29, 2025, the Company’s management team and Locust Walk met with Company C to discuss diligence questions regarding the Product.

On January 30, 2025, Locust Walk sent revised drafts of the Merger Agreement and CVR Agreement, which were responsive to Parent’s preliminary drafts, to Centerview, requesting that Parent deliver a complete markup of each document to supplement Parent’s preliminary comments provided on November 11, 2024.

On January 31, 2025, the Company met with representative of Parent, including Parent’s Chief Medical Officer (“CMO”), to discuss the Product’s Phase 2b data, FDA communications, and potential translation to the Phase 3 study design.

In February 2025, Locust Walk and Centerview continued to discuss the consideration terms, proposed structure and anticipated timing of the transaction. During this time, Centerview communicated to Locust Walk that Parent remained interested in exploring a potential transaction but was reviewing the Company’s clinical trial plans and would likely be submitting a revised offer. The Company also continued to answer diligence questions from Parent, Company C and Company D.

On February 11, 2025, the Company met with the Chief Technical Officer of Company D about the potential structure of a possible business combination transaction. This led to a further discussion on February 19, 2025, between Dr. Brown and the Chief Executive Officer of Company D regarding a potential business combination transaction. Company D continued to express interest in a potential transaction.

In mid-February 2025, representatives of the Company and Parent engaged in various diligence sessions, focusing on technical matters relating to the Product.

In March 2025, the Company continued to discuss potential transactions with Company C and Company D and to respond to diligence questions. During these discussions, Company D indicated that it would not pursue a transaction at the present time, preferring to wait until the completion of their own ongoing clinical trial later in 2025.

On March 17, 2025, Centerview provided Locust Walk with Parent’s revised proposed deal terms consisting of an up-front cash payment of $25 million, development and regulatory milestone cash payments of up to $125 million relating to the Product, and sales-based milestone cash payments of up to $350 million relating to the Product. The reduction in the up-front cash payment amount was attributed to an increase in the anticipated development costs and the need for more time to conduct clinical trials prior to being able to commercialize the Product.

On March 19, 2025, the Company Board held a meeting with representatives of Locust Walk, Orrick, and senior management were to, among other things, discuss Parent’s revised offer, the status of diligence being conducted by Company C, and the potential strengths and risks associated with each potential counterparty and their interest in and ability to consummate a potential transaction. Representatives of Locust Walk provided a preliminary financial analysis of Parent’s revised proposal and the value of consideration to be received by Company stockholders in such a transaction. The Company Board concluded that the financial terms of the revised offer were inadequate and instructed Locust Walk to propose a higher up-front payment.

Later that day, following the Company Board’s meeting, Locust Walk presented Centerview with a revised proposal from the Company consisting of an up-front cash payment of $40 million, development and regulatory milestone cash payments of up to $125 million relating to the Product, and a sales-based milestone cash payment of up to $350 million relating to the Product. Locust Walk emphasized to Parent the importance to the Company Board of stockholders receiving a meaningful cash premium to the then-current trading price of the Company’s stock.

On March 28, 2025, Dr. Brown and Parent’s CMO held a discussion in which Parent’s CMO expressed Parent’s continued interest in exploring a transaction further and outlined Parent’s desired clinical development plans for the Product.

Due to conversations not advancing quickly with Parent, Company C or Company D, the Company reached back out to Company B and on March 28, 2025, Dr. Brown and Ms. Maderis held a meeting with a senior executive from Company B. Company B indicated that it was pursuing another transaction and would not make a proposal at that time, but continued to express interest in the Product for a potential transaction at a later date.

Following the quarterly period ended March 31, 2025, the Company disclosed that it had an cash and cash equivalents of approximately $8.0 million, net losses of $4.2 million for the three months ended March 31, 2025, and an expectation to incur continuing losses and negative cash flows from operations for the foreseeable future. As a result of the foregoing, the Company reiterated that substantial doubt existed about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of issuance of these quarterly financial statements.

On April 3, 2025, the Company Board met with representatives of Locust Walk, Orrick, and senior management to discuss (a) the status of discussions with Parent (including the changes to the transaction terms and the fact that Parent had yet to provide a comprehensive markup to the proposed transaction documents), (b) the status of discussions with Company B, (c) the status of Company C’s diligence, (d) the status of discussions with Company D (which indicated that a transaction would be unlikely until Company D had obtained data from an ongoing clinical trial later in 2025), and (e) the potential strengths and risks associated with each potential counterparty and the likelihood any party would make a proposal or consummate a transaction. The Company Board also discussed the possibility of a financing transaction, cost saving measures for the Company, and the risks associated with continuing to operate independently as a standalone company with declining cash balances.

On April 4 and April 10, 2025, Dr. Brown had additional discussions with Parent’s CMO and an additional representative regarding the proposed transaction’s process and Parent’s proposed development plan for the Product.

On April 10, 2025, Company C indicated that it would not proceed with a potential transaction based on the product’s risk profile and not being a good fit to be Company C’s lead program.

On April 27, 2025, Company B indicated that it would not pursue a transaction based on competing strategic priorities.

On May 1, 2025, the Company Board met with representatives of Locust Walk, Orrick, and senior management were to discuss the status of discussions with Parent and the decisions by Company B and Company C not to proceed with a transaction. The Company Board also discussed inbound interest received from a potential investor regarding a potential financing transaction.

On May 8, 2025, Centerview informed Locust Walk that Parent would likely not be moving forward with a potential transaction in the near term due to competing internal strategic priorities.

On May 13, 2025, Dr. Brown had a discussion with a Parent representative to revisit the potential for a strategic transaction.

On May 15, 2025, the Company Board met with representatives of Locust Walk, Orrick, and senior management to discuss (a) Centerview’s communication that Parent would likely not proceed with a transaction in the near term, and as result, (b) engaging an additional financial advisor with respect to a potential financing transaction and an additional business development advisor with respect to a potential territory-focused licensing transaction for the Product (and the potential strengths and risks associated with each potential opportunity), and (c) the merits and drawbacks of continuing to operate independently as a standalone company, taking into account the Company’s then-current market capitalization and funding requirements for the clinical development of the Product and continued operations.

On May 20, 2025, Dr. Brown reinitiated discussions with Parent’s CMO to gauge any continued interest in a potential transaction and potential alternative transactions the Company was considering.

In May and June 2025, the Company proceeded to explore potential financing alternatives, including a potential registered direct financing and equity line of credit, and in mid-June 2025, Locust Walk communicated to Centerview, and Dr. Brown communicated to Parent and its representatives, that the Company would likely proceed with a financing transaction in the absence of a transaction with Parent.

On June 17, 2025, Parent’s CMO reached out to Dr. Brown to express Parent’s renewed interest in a transaction between the Company and Parent.

On June 23, 2025, Parent’s CMO and another representative contacted Dr. Brown to discuss the potential transaction structure and amounts of consideration to be reflected in Parent’s forthcoming proposal. Dr. Brown noted that the up-front cash payment would need to increase from Parent’s prior proposal.

During the course of the next several weeks, Locust Walk and Centerview exchanged various communications related to a potential transaction between the Company and Parent.

On June 28, 2025, Centerview delivered to Locust Walk a revised proposal from Parent, which consisted of an up-front cash payment of approximately $56 million and sales-based milestone cash payments of up to $350 million relating to the Product.

Later that same day, the Company Board met with representatives of Locust Walk, Orrick, and senior management. The Company Board discussed Parent’s renewed interest and revised proposal as well as exploring potential financing alternatives. Representatives of Locust Walk presented a preliminary financial analysis of Parent’s revised proposal and the value of the consideration to be received by Company stockholders in such a transaction. The Company Board concluded that the up-front payment in Parent’s latest proposal was still inadequate and instructed Dr. Brown to propose a higher up-front payment.

On June 29, 2025, Dr. Brown responded to representatives of Parent by proposing an up-front payment of $65 million and sales-based milestone cash payments of up to $350 million relating to the Product.

On June 30, 2025, Parent delivered a revised proposal for an up-front payment of $60 million and sales-based milestone cash payments of up to $350 million relating to the Product.

The next day, the Company and Parent reached preliminary agreement on the transaction terms presented by Parent on June 30, 2025, subject to completion of due diligence and negotiation of transaction agreements. On July 1, 2025, the Company Board approved the proposed transaction terms.

On or around July 1, 2025, the Company made available to Sullivan & Cromwell LLP (“Sullivan & Cromwell”), Parent’s outside legal advisor, the Company’s virtual data room containing certain financial, regulatory, and legal materials of the Company. From July 1 to July 28, 2025 (the date on which the Merger Agreement was signed), Sullivan & Cromwell conducted due diligence on the Company through document review and two meetings with the Company’s representatives and advisors. The first meeting addressed topics including corporate organization and structure, commercial operations, litigation and legal compliance, executive compensation and employee benefits, regulatory matters, and general corporate matters. The second meeting focused on intellectual property matters and the Company’s ongoing relationship with Virginia Commonwealth University.

On July 8, 2025, representatives of Sullivan & Cromwell, on behalf of Parent, circulated revised drafts of the Merger Agreement and the CVR Agreement. In addition to maintaining substantially all of Parent’s positions set forth in Parent’s preliminary draft delivered on November 11, 2024, (a) with respect to the draft Merger Agreement, Parent’s revised draft now included a complete mark-up (including revisions to the Company’s representations and warranties and covenants between signing and closing), and (b) with respect to the CVR Agreement, Parent’s revised draft provided for a term ending on January 1, 2035, and removed the requirements that Parent use commercially reasonable efforts to achieve the Milestones and that the Milestone Payments be accelerated upon the occurrence of certain events.

On July 9, 2025, representatives of Orrick met with the Company’s management to discuss Parent’s revised drafts of the Merger Agreement and the CVR Agreement including the terms, conditions, and risks associated with such revised drafts, including Parent’s proposal that it not be obligated to extend the tender offer, the term of the CVR, the fact that Parent would not be obligated to continue development of the Product, the proposed breakup fee, Parent’s request for expense reimbursement, and the parties’ respective termination rights.

On July 11, 2025, representatives of Orrick circulated to Sullivan & Cromwell revised drafts of the Merger Agreement and the CVR Agreement. The Company’s revised Merger Agreement provided (a) a requirement that Parent extend the tender offer through the outside date, (b) reinserted the Company Board’s right to terminate the Merger Agreement for an intervening event, (c) deleted the Parent expense reimbursement right in the event the Merger Agreement was terminated for various reasons, and (d) revised various representations and warranties and interim operating covenants. The Company’s revised CVR Agreement provided for a term ending on January 31, 2045, but accepted Parent’s deletion of the commercially reasonable efforts standard and accelerated milestone payments.

On July 16, 2025, representatives of Sullivan & Cromwell circulated to Orrick revised drafts of the Merger Agreement and the CVR Agreement. Parent’s revised Merger Agreement (a) provided that the tender offer extension be for up to 10 additional business days after the initial expiration of the 20-business day period, provided that Parent would not be obligated to extend past the outside date, (b) revised various representations and warranties and interim operating covenants and (c) proposed an outside date three months from the execution date of the Merger Agreement, with an automatic extension for an additional month if regulatory approvals are required. Parent’s revised CVR Agreement provided for a term ending on January 31, 2038.

On July 17, 2025, representatives of Orrick met with the Company’s management to discuss Parent’s revised drafts of the Merger Agreement and the CVR Agreement including the terms, conditions, and risks associated with such revised drafts, including the term of the CVR.

Following confirmatory due diligence, on July 18, 2025, Parent notified the Company that transaction-related costs, including anticipated expenses associated with the Company’s Warrants, were higher than initially expected. As a result, Parent submitted a revised proposal reducing the consideration payable to equity holders other than holders of the Company Warrants to $56 million, with a total upfront cash payment of approximately $62.5 million to all Company equity holders, representing $1.75 per Share.

On July 19, 2025, representatives of Orrick, on behalf of the Company, circulated to Sullivan & Cromwell revised drafts of the Merger Agreement and the CVR Agreement. The Company’s revised Merger Agreement (a) provided for the Retention Plan concept in lieu of CVRs for Out-of-the-Money Option holders, (b) provided that Company Warrants would be treated in accordance with their terms, (c) revised various representations and warranties and (d) accepted Parent’s proposals on the outside date. The Company’s revised CVR Agreement reflected the Retention Plan concept for Out-of-the-Money Options and continued to reflect the previous, longer term proposed by the Company. The CVR Agreement also contained an extension of the term to January 31, 2045.

On July 20, 2025, representatives of Orrick, on behalf of the Company, circulated to Sullivan & Cromwell revised drafts of the Merger Agreement and the CVR Agreement. These drafts provided that the Retention Plan would be applicable to all Company Options.

On July 22, 2025, the Company Board met with representatives of Orrick, and senior management to discuss negotiations with Parent, including the treatment of the Company’s warrant obligations and the CVR term.

On July 24, 2025, representatives of Sullivan & Cromwell, on behalf of Parent, circulated to Orrick revised drafts of the Merger Agreement and the CVR Agreement. Parent’s revised Merger Agreement (a) revised various representations, warranties and covenants, and (b) provided for a termination fee of $3.5 million. Parent’s revised CVR Agreement provided for a term ending on the earliest to occur of (a) December 31, 2039, and (b) the date on which a generic version of the Product is approved by a governmental authority in any country.

Later that day, representatives of Orrick met with the Company’s management to discuss the open points in Parent’s revised drafts of the Merger Agreement and the CVR Agreement.

Finally on that day, representatives of Orrick, on behalf of the Company, circulated to Sullivan & Cromwell revised drafts of the Merger Agreement and the CVR Agreement. The Company’s revised Merger Agreement provided for a termination fee of $1.875 million. The Company’s revised CVR Agreement provided for a term ending on January 31, 2045.

On July 26, 2025, representatives of Sullivan & Cromwell, on behalf of Parent, circulated revised drafts of the Merger Agreement and the CVR Agreement. Parent’s revised Merger Agreement provided for a termination fee of $3.5 million, which representatives of Sullivan & Cromwell conveyed represented Parent’s best and final proposal. Parent’s revised CVR Agreement provided for a term ending on the earliest to occur of (a) December 31, 2039, and (b) the date on which a generic version of the Product is approved by a governmental authority in any country.

Later that day, representatives of Orrick met with the Company’s management to discuss the open points in Parent’s revised drafts of the Merger Agreement and the CVR Agreement.

On July 27, 2025, Dr. Brown held a call with the Chief Executive Officer of Parent to resolve the issue of the CVR duration, which was focused on balancing Parent’s desire to include a customary period for the CVR term with the Company’s desire to include a CVR term that extended the period to allow the milestones to be achievable.

On July 27, 2025, the Company Board held a meeting. Representatives of Locust Walk, Orrick, and senior management were in attendance. The Company Board discussed in detail the terms and conditions of the Offer, including the Cash Amount of $1.75 per Share, which was the per-share amount based on Parent’s proposal on July 18, 2025, the Merger, and the drafts of the Merger Agreement, CVR Agreement, Retention Plan, and other related agreements. The Company Board also discussed the fact that at no point in the negotiations with Parent had Parent discussed the retention of any Company officer, director or employee. A representative of Orrick then discussed with members of the Company Board their fiduciary duties in the context of the proposed transaction. The Company Board approved certain compensation related matters, including the Retention Plan, and adjourned for consideration of the final terms of the Transaction following the delivery of Locust Walk’s fairness opinion, which was scheduled for the following day.

Later that day, representatives of Orrick circulated to Sullivan & Cromwell revised drafts of the Merger Agreement and the CVR Agreement. The Company’s revised Merger Agreement accepted Parent’s proposed termination fee. The Company’s revised CVR Agreement provided for a term ending on the earliest to occur of (a) the ten year anniversary of the first commercial sale of the Product in the United States, and (b) December 31, 2045.

On July 28, 2025, representatives of Sullivan & Cromwell circulated revised drafts of the Merger Agreement and the CVR Agreement. Parent’s revised Merger Agreement made only clean-up edits. Parent’s revised CVR Agreement accepted the Company’s proposal on the term.

After the closing of trading on Nasdaq on July 28, 2025, the Company Board held a meeting to discuss the Merger Agreement and the CVR Agreement. Each of the Merger Agreement, the CVR Agreement, and the Retention Plan were in substantially final form for this meeting. Representatives of senior management, Locust Walk, and Orrick also attended the meeting. Representatives of Locust Walk reviewed with the Company Board the financial analyses of Locust Walk summarized below under “—Opinion of the Company’s Financial Advisor” and rendered to the Company Board the oral opinion of LW Securities, subsequently confirmed in a written opinion dated July 28, 2025, that, as of the date of LW Securities’ written opinion, and based upon and subject to the factors and assumptions set forth in LW Securities’ written opinion, the Cash Amount of $1.75 per Share plus one CVR per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of the opinion provided by LW Securities, please see “—Opinion of the Company’s Financial Advisor.” Representatives of Orrick detailed the terms and conditions of each of the Merger Agreement, the CVR Agreement, and the Retention Plan, described the transaction’s timeline, and revisited with members of the Company Board their fiduciary duties in context of the proposed transaction. After carefully considering the proposed terms of the Transactions with Parent, and taking into consideration the matters discussed during the meeting and prior meetings of the Company Board and the Committee (for additional detail, see “—The Company Board’s Reasons for the Offer and the Merger”), the Company Board unanimously (a) determined that it was in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement and consummate the Transactions, (b) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions contained in the Merger Agreement, and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Later that evening, the Company, Parent, Merger Sub, and Bausch Health Companies Inc. entered into the Merger Agreement.

On the morning of July 29, 2025, prior to the opening of trading on Nasdaq and the NYSE, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

The Company Board’s Reasons for the Offer and the Merger

In its careful consideration of the Offer, the Merger and its fiduciary duties under applicable law, the Company Board consulted with the Company’s senior management and legal and financial advisors throughout the process and took into account numerous factors, including the following non-exhaustive list of material reasons (which are not listed in order of relative importance) that the Company Board believes supports its unanimous determination and recommendation.

•

Certainty of Value. The (i) Cash Amount provides certain and immediate value and liquidity to the Company’s stockholders for their Shares and (ii) the CVR Payment Amount, if any, may provide additional value and liquidity to the Company’s stockholders for their Shares, especially when viewed against the risks and uncertainties associated with the Company’s standalone plan including the potential impact of such risks and uncertainties on the Company’s projected cash runway, the Company’s ability to continue to operate as a going concern, the trading price of the Company’s Shares, and the potential to pursue alternative strategic opportunities.

•	Best Alternative for Maximizing Stockholder Value. The Company Board conducted a robust, thorough review of a wide range of possible strategic alternatives available to the Company in an effort to strengthen the Company’s business and to enhance stockholder value (including licensing transactions, royalty based financings, equity financings, and other strategic transactions) and reviewed various alternatives to operate the Company on a standalone basis, and, after the Company Board evaluated all such possibilities, the Company Board determined that the Merger was the best outcome for stockholders that was reasonably obtainable. In particular, the Company Board considered, with the assistance of its financial and legal advisors and management:

•	the course and history of the Company’s discussions and negotiations with potential counterparties and alternative financing providers, including:

•

multi-year process conducted by the Company with the assistance of Locust Walk to identify and contact potential counterparties who were deemed likely to have the greatest interest in potential strategic or financing transactions with the Company;

•

the fact that the Company’s outreach process reached 71 counterparties, of which nine counterparties entered into NDAs with the Company to receive confidential due diligence information about the Company for a range of potential transactions; and

•

the fact that none of the parties who entered into an NDA with the Company ultimately made a proposal to enter into a transaction with the Company, including the three parties who engaged in detailed discussions regarding potential transactions (Companies B, C, and D).

•

the Company Board’s assessment that the Company’s standalone strategy was not reasonably likely to create value for the Company’s stockholders equal to or greater than the Offer Price, taking into account the timeframe on which such value might be realized, the risks to achieving such value and the financial position of the Company, including:

•	the risk that the Company’s negative cash flows and low cash-on-hand raise substantial doubt regarding the Company’s ability to continue to operate as a going concern;

•	the risks and costs associated with developing and commercializing the Product, which the Company is dependent upon and will require significant additional funding to complete;

•

the risk that any additional funding through future debt and equity financings, collaborations, or strategic partnerships would be highly dilutive to the Company’s existing stockholders and such financings, collaborations, or strategic partnerships might only be available on unfavorable terms or might not be available at all, and even if funded may not be sufficient to complete development, approval and commercialization of the Product, including the fact that the Company’s fundraising efforts in May and June 2025 would have resulted in significant dilution, valued the Company at a price materially lower than the Cash Amount, and may not have been sufficient to complete the planned clinical trial of the Product;

•	the outcome, timing and risks of ongoing and future clinical trials of the Product;

•	risks associated with the outcome, timing and costs of seeking regulatory approval of the Product in the United States and internationally;

•	the risk that the Company may not be able to increase revenue or achieve profitability; and

•	the other risks discussed in the Company’s filings with the SEC.

•

the Company Board’s belief that, based on its negotiations with Parent and the enhancements to the Offer Price (including enhancements to the potential value of the CVR) that the Company was able to obtain as a result of these negotiations, it had obtained Parent’s best and final offer and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable;

•

that the actual operating and financial performance and prospects for the Company would differ materially from the prospective information prepared by Company’s senior management team, which reflect various assumptions, as further described in “—Projected Financial Information”;

•

the anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permits the consummation of the Offer and the Merger in a timely manner; and

•	Best Value. The belief of the Company Board that the Offer Price represented the best value reasonably obtainable by the Company under the circumstances.

•

Implied Premium. The Company Board considered the fact that the Cash Amount to be received upon consummation of the Offer and the Merger represented an approximately 217% premium over the last closing price per Share on July 28, 2025 before the public announcement of the execution of the Merger Agreement and an approximately 191% premium over the volume weighted average price of the Shares during the preceding 30-calendar-day period.

•

CVR Consideration; Opportunity to Realize Additional Value. The Company Board considered the fact that, in addition to the Cash Amount, the Company’s stockholders will receive one CVR for each Share held, which provides the Company’s stockholders an opportunity to realize additional value of up to the pro rata portion of two potential additional Net Sales Milestone payments of up to $350 million in the aggregate, in cash, minus any amount actually paid to Company Option holders under the Retention Plan in respect of the applicable Net Sales Milestone, to the extent that one or both of the Net Sales Milestones set forth in the CVR Agreement are achieved within the Term. The Company Board also took into consideration its belief that the Net Sales Milestones are reasonably achievable, and the extensive experience and resources of Parent in manufacturing, distributing and commercializing medical devices.

•	No Financing Condition. The fact that the Transactions are not subject to any financing condition.

•

Potentially Interested Counterparties. With the assistance of Locust Walk and senior management of the Company, the Company Board considered on numerous occasions whether potentially interested and capable alternative counterparties were likely to offer a strategic transaction with the Company, and determined that, in its considered view, (i) it was not likely that an alternative counterparty to Parent with both the intent and financing capability to complete a transaction involving the payment of $1.75 per Share in cash consideration, together with potential Milestone Payments under the CVR Agreement, would propose a potential transaction, (ii) despite the efforts to identify alternative counterparties, no alternative counterparty to Parent had expressed a willingness to complete a potential transaction, particularly given the fact that there are not expected to be significant antitrust or other regulatory impediments to the consummation of the Transactions, (iii) no alternative counterparty submitted a bid or proposal to acquire the Company, despite the Company being a well-known publicly traded corporation in the biopharmaceutical industry and the Company, along with its financial and legal advisors, having conducted multi-year strategic process (as further discussed under “Background of the Offer and the Merger”) and (iv) should any such potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than the Merger, such counterparty would be able to pursue such an offer, and the Company Board would be able to respond to and accept such an offer if the offer was a superior proposal, in each case subject to the terms of the Merger Agreement (as further discussed under “—Opportunity to Receive Alternative Acquisition Proposals and Terminate the Merger Agreement to Accept a Superior Offer” below).

•

Opinion of the Company’s Financial Advisor. The Company Board considered the oral opinion of LW Securities, subsequently confirmed in LW Securities’ written opinion dated July 28, 2025, to the effect that, as of the date of LW Securities’ written opinion, and based upon and subject to the factors and assumptions set forth in LW Securities’ written opinion, the Cash Amount plus one CVR per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of LW Securities’ opinion, please see below under the heading “—Opinion of the Company’s Financial Advisor” and Annex A of this Schedule 14D-9.

•

Likelihood and Speed of Completion of the Offer and the Merger. The Company Board considered the likelihood that the Offer and the Merger would be completed in a timely manner based on, among other things (not necessarily in any order of relative importance):

•

the business reputation, capabilities and financial condition of Parent and the Company Board’s perception that Parent is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner;

•	the fact that there is no financing or due diligence condition to the completion of the Offer or the Merger in the Merger Agreement;

•	the fact that the conditions to the Offer and the Merger are limited in number and scope;

•

the fact that there are not any expected antitrust or other regulatory filings to be made or any expected impediments to the consummation of the Transactions (including any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or in any foreign jurisdictions);

•	the availability of the remedy of specific performance to the Company under the Merger Agreement in certain circumstances; and

•

Parent’s financial condition, including that Parent has, or will have available to it, sufficient cash on hand to fund the Cash Amount and will be able to use proceeds from the sales of the Product to make the Milestone Payments.

•

Opportunity to Receive Alternative Acquisition Proposals and Terminate the Merger Agreement to Accept a Superior Offer. The Company Board considered the terms of the Merger Agreement related to Company’s ability to respond to unsolicited acquisition proposals and determined that financially capable third parties would be unlikely to be deterred by the provisions of the Merger Agreement from making a competing proposal, and the Company Board may, under certain circumstances, furnish information and enter into discussions and negotiations in connection with a written bona fide acquisition proposal made after the date of the Merger Agreement and prior to the Acceptance Time that did not result from a material breach by the Company of its obligations under the Merger Agreement.

•

In this regard, the Company Board considered that: subject to its compliance with the applicable provisions of the Merger Agreement, the Company Board can make an adverse change recommendation to Company stockholders with respect to the Offer prior to the Acceptance Time (i) if the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that a competing proposal constitutes a superior proposal or (ii) in certain circumstances, in response to an intervening event, in either case so long as the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable law;

•

Subject to its compliance with the applicable provisions of the Merger Agreement (including the requirement to pay the termination fee described below), the Company Board may terminate the Merger Agreement in order to concurrently enter into a definitive written agreement with respect to a superior proposal; and

•

While the Merger Agreement contains a termination fee of $3,500,000 that the Company would be required to pay to Parent in certain circumstances, including if (i) Parent terminates the Merger Agreement in connection with an adverse change recommendation made by the Company Board or if an acquisition proposal is publicly announced and the Company Board fails to publicly reaffirm its recommendation within ten business days of receipt of a written request by Parent to provide such reaffirmation, (ii) Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal or (iii) in certain situations following the termination of the Agreement if the Acceptance Time has not occurred on or prior to the Termination Date (as defined in the Merger Agreement). The Company Board believes that the termination fee is reasonable in light of the circumstances and the overall terms of the Merger Agreement, consistent with fees payable in comparable transactions, and would not discourage competing acquisition proposals from credible third parties willing and able to make such proposals.

•

Terms of the Merger Agreement. The Company Board reviewed and considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, and concluded that such terms are advisable and in the best interest of the Company and its stockholders.

•

Fulsome Process Conducted by the Company. The Company Board undertook an extensive process and engaged with multiple potential counterparties while it conducted a review of strategic alternatives for the Company, none of which ultimately made an offer to purchase the Company (as further discussed under “Background of the Offer and the Merger”).

The Company Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

•

Inability to Solicit Other Takeover Proposals. The Merger Agreement restricts Company’s ability to solicit, initiate or knowingly facilitate or encourage competing proposals or enter into discussions or negotiations with respect thereto, subject to certain exceptions to allow the Company Board to exercise its fiduciary duties under applicable law.

•

Possibility of More Attractive Alternative Proposals. The Company Board considered that because the Company did not engage in outreach to third parties regarding a potential acquisition in the immediate lead-up to the signing of the Merger Agreement, it is possible that other parties could be interested in a potential transaction with the Company on more attractive terms than the Offer and the Merger (although the Company Board considered the limited number of companies in its industry that could transact around the current value of the Transactions and that prior outreach had not resulted in any engagement by such companies, and concluded that the Merger Agreement adequately allows for consideration of superior proposals under appropriate circumstances), and considered that the Company would be able to consider unsolicited acquisition proposals from third parties pursuant to the Merger Agreement.

•

Contingent Nature of CVRs. The Company Board considered the risk that either of the Net Sales Milestones necessary to trigger the contingent payments to be made pursuant to the CVRs may not be achieved during the Term, including the fact that under the terms of the CVR Agreement, Parent will have sole discretion and decision making authority over whether to continue to invest, how much to invest in the Product and whether and on what terms, if any, to enter into any agreement for the development, marketing or sale of the Product and is not otherwise required (expressly or implicitly) to achieve or undertake any level of efforts, or employ any level of resources, to develop, market, commercialize or sell the Product or achieve the Net Sales Milestones.

•	Taxable Consideration. The gains realized by Company’s stockholders as a result of the Offer and the Merger generally will be recognized by such stockholders for U.S. federal income tax purposes.

•

Effects of Failure to Complete Transactions. There will be risks and costs to Company and its business if the Offer is not consummated in accordance with its terms, including the diversion of management and employee attention away from the day-to-day operations of the Company, potential employee attrition, the effect on the Company’s relationships with suppliers, partners and others that conduct business with the Company, the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing and the costs involved in connection with entering into and completing the Transactions and related actions, among other potential negative effects on the Company if the Transactions are not completed.

•

Interim Operating Covenants. The Company Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Transactions that may limit the Company from taking specified actions without Parent’s written consent, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending consummation of the Transactions.

•

Litigation. The Company Board considered the potential for litigation by stockholders in connection with the Transactions, which, even where lacking in merit, could nonetheless result in distraction and expense.

•

Potential Conflicts of Interest. The Company Board considered the potential conflicts of interest created by the fact that the Company’s executive officers and directors have financial interests in the Transactions that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company.”

•

Other Risks. The Company Board considered the risks of the type and nature described under the section entitled “Item 8. Additional Information—Cautionary Statements Regarding Forward-Looking Statements.”

The Company Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Company Board in reaching its recommendation. The members of the Company Board evaluated the various factors listed above drawing on their own knowledge of the business, financial condition and prospects of Company and considered the input of Company’s senior management team and outside legal and financial advisors. Given the number and variety of factors that the Company Board considered, the Company Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. In addition, individual members of the Company Board may have given different weight to different factors. In arriving at their respective recommendations, the members of the Company Board considered the interests of Company’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

IN LIGHT OF THE FACTORS DESCRIBED ABOVE, THE COMPANY BOARD UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTEREST OF THE COMPANY AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO MERGER SUB PURSUANT TO THE OFFER.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Executive Officer and Director Arrangements Following the Merger

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company” above.

Projected Financial Information

The Company does not, as a matter of course, make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods given, among other things, the inherent difficulty of predicting future periods and the likelihood that the underlying assumptions and estimates may prove not to be appropriate. However, in connection with the Company’s exploration of strategic opportunities as described in more detail in the section “—Background of the Offer and the Merger” above, the Company’s senior management prepared certain non-public, unaudited risk-adjusted prospective financial information for fiscal years 2025 through 2044 (the “Company Management Projections”). The Company’s management provided the Company Management Projections to the Company Board in connection with its evaluation of the Transactions, and to Locust Walk for its use and reliance in connection with its financial analyses and opinion as described in the section “—Opinion of the Company’s Financial Advisor” below, and to Parent in connection with its due diligence evaluation of the Company. Consistent with the discussion and feedback from the Company Board, the Company Management Projections reflected the best currently available estimates and good faith judgments of management as to the future financial performance of Company. The Company Management Projections were prepared by the Company on a standalone basis and do not take into account the Transactions, including any costs incurred in connection with the Offer or the Merger or any other Transactions or any changes to the Company’s operations or strategy that may be implemented after the completion of the Transactions. As a result, actual results likely will differ, and may differ materially, from those reflected in the Company Management Projections.

The information and table set forth below are included solely to give the Company’s stockholders access to relevant portions of the Company Management Projections and are not included in this Schedule 14D-9 to influence any Company stockholder to tender Shares or for any other purpose. The Company makes and has made no representations to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning any projected financial information.

Company Management Projections

($ in millions)

Company Fiscal Year	2025(3)	2026	2027	2028	2029	2030	2031	2032	2033	2034
Net Revenue(1)	—	—	—	—	$9	$142	$307	$399	$503	$633
Free Cash Flow(2)	$(10)	$(21)	$(24)	$(17)	$(28)	$87	$213	$257	$286	$363

Company Fiscal Year	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044
Net Revenue(1)	$744	$909	$983	$1,063	$1,150	$1,243	$1,344	$1,454	$1,572	$850
Free Cash Flow(2)	$459	$551	$608	$661	$720	$785	$855	$930	$1,012	$616

(1)	Represents the Company’s estimates of net revenues to be earned from sales of the Product.
(2)	Free Cash Flow is a non-GAAP financial measure defined as cash flow from operations minus capital expenditures plus tax benefits from net operating losses.
(3)	Estimated as of June 30, 2025.

The Company Management Projections were based on numerous variables and assumptions, including, without limitations, the following key assumptions:

•	the Product will achieve a peak market share of 50%, which will occur seven years following the First Commercial Sale;

•	the First Commercial Sale of the Product will occur in the fourth fiscal quarter of 2029;

•	research and development expenses remaining prior to First Commercial Sale of approximately $29 million;

•	selling, general and administrative costs of approximately $55 million;

•

probability of technical and regulatory success assumed to be 57% for pivotal Phase 3 trial to NDA submission and 91% from NDA submission to regulatory approval based on “BIO 2021 Clinical Development Success Rates and Contributing Factors 2-11-2020”;

•	assumed tax rate of 30%; and

•	WACC between 16.8% and 21.8% as discussed in greater detail in the section “—Opinion of the Company’s Financial Advisor.”

Important Information about the Company Management Projections.

The Company Management Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, complied or performed any procedures with respect to the Company Management Projections or expressed any opinion or any form of assurance related thereto. The non-GAAP financial measures used in the Company Management Projections were relied upon by the Company Board in connection with its consideration of the Offer, the Merger and the Offer Price and were approved by the Company Board for use by LW Securities in connection with its financial analysis and opinion as described in the section “—Opinion of the Company’s Financial Advisor” below. While the Company believes that such non-GAAP financial measures may provide useful supplemental information in evaluating, on a prospective basis, the Company’s potential financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by the Company may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisor in connection with a proposed business combination transaction, such as the proposed Transactions, if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Company Board in its evaluation of the Transactions or Locust Walk in connection with its financial analysis and opinion as described in the section “—Opinion of the Company’s Financial Advisor” below. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Company Management Projections to the relevant GAAP financial measures. The Company Management Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

While the Company Management Projections are presented with numerical specificity, the Company Management Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the Company management’s control. Further, given that the Company Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the inability to complete the Offer or the Merger, or the failure to satisfy other conditions to completion of the Offer or the Merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the completion of the Merger, the Company’s performance, industry performance, general business and economic conditions, competition, adverse changes in applicable laws, regulations or rules and various other risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the ability to achieve the Company Management Projections may depend on, in part, whether or not strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Company Management Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which the Company operates, and the risks and uncertainties described in the section titled “Item 8. Additional Information—Cautionary Statements Regarding Forward-Looking Statements,” all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Company Management Projections also reflect assumptions by the Company’s management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared.

Accordingly, none of the Company, Parent, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Company Management Projections. The inclusion of the Company Management Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Company Management Projections necessarily predictive of actual future events, and the Company Management Projections should not be relied upon as such. None of the Company, Parent, Merger Sub or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Company compared to the information contained in the Company Management Projections or that forecasted results will be achieved.

In addition, the Company Management Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, the Company does not intend to update or otherwise revise the Company Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be inappropriate.

The Company Management Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company included in this Schedule 14D-9 and in the Company’s other public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Company Management Projections, Company stockholders are cautioned not to place undue, if any, reliance on the Company Management Projections.

Opinion of the Company’s Financial Advisor

On March 22, 2022, the Company entered into an engagement letter (as amended to date, the “LW Partners Engagement Letter”) with Locust Walk Partners, LLC pursuant to which, the Company engaged Locust Walk to act as its exclusive financial advisor with respect to a proposed licensing, strategic or other transaction involving the Product and to provide certain financial consulting services to the Company. Pursuant to an engagement letter, dated July 16, 2025 (the “LW Securities Engagement Letter”), Locust Walk’s affiliate, Locust Walk Securities, LLC (“LW Securities”) agreed to provide a fairness opinion to the Company’s Board as to the fairness, from a financial point of view, of the consideration to be paid to the Company’s stockholders in the Offer and the Merger.

On July 28, 2025, LW Securities rendered its oral opinion to the Company Board (which was subsequently confirmed in writing by delivery of LW Securities’ written opinion dated July 28, 2025) that, based upon and subject to the assumptions and limitations set forth in the written opinion described herein and such factors that LW Securities deemed relevant, as of July 28, 2025, the Offer Price, to be paid to the Company’s stockholders (other than Parent and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

LW Securities’ opinion was prepared for the information and assistance of the Company Board and only addressed the fairness of the Offer Price, from a financial point of view, to be paid to the Company stockholders (other than Parent and its affiliates) pursuant to the Merger Agreement. LW Securities was not requested to opine as to, and LW Securities’ opinion did not address, the Company’s underlying business decision to enter into the Merger Agreement or to effect the Offer and the Merger, the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might have been available to the Company, or whether the Offer Price represented the best price obtainable. LW Securities also expressed no view as to, and its opinion did not address, the solvency of the Company or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters.

LW Securities was not asked to, nor did it, offer any opinion as to the terms, other than the Offer Price to the extent expressly specified therein, of the Merger Agreement, the CVR Agreement or any related documents or the form of the Offer or the Merger or any related transaction (including any agreement or transaction between the Company and Parent), including the fairness of the Offer and the Merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company. LW Securities was not asked to, nor did it, offer any opinion with respect to any ongoing obligations of the Company (including any obligations with respect to governance or otherwise) contained in any agreement related to the Offer or the Merger or under applicable law, or the fair market value of the Company or the Company Shares. In addition, LW Securities expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Offer or the Merger, or any class of such persons, whether relative to the Offer Price or otherwise.

The summary of LW Securities’ opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex A to Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LW Securities in preparing its opinion. LW Securities’ opinion was prepared for the information and assistance of the Company Board (in its capacity as such) in connection with, and for the purpose of, its consideration of the financial terms of the Offer and the Merger. LW Securities’ opinion did not constitute a recommendation to the Company Board as to whether or not to approve the Offer or the Merger and does not constitute a recommendation to any other person as to how to vote with respect to the Offer or the Merger or to take any other action in connection with the Offer or the Merger or otherwise.

The terms of the Offer and the Merger, the consideration to be paid in the Offer and the Merger, and the related transactions were determined through arm’s length negotiations between the Company Board and Parent and were approved unanimously by the Company Board. LW Securities did not determine the consideration to be received by the holders of Company Shares in the Offer or the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, LW Securities, among other things:

•	reviewed drafts, dated July 27, 2025, of the Merger Agreement (the “Draft Merger Agreement”), the CVR Agreement (the “Draft CVR Agreement”) and the Retention Plan (the “Draft Retention Plan”);

•	reviewed and analyzed certain publicly available business and financial information relating to the Company;

•

reviewed and analyzed the Company Management Projections (as defined above), which are further described in the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation — Projected Financial Information”;

•	conducted discounted cash flow analyses utilizing the Company Management Projections and other assumptions as described in LW Securities’ presentation to the Company Board;

•	reviewed current and historical market prices of the Shares;

•	reviewed and analyzed certain operating results for the Company and the reported price and trading histories of certain comparable publicly traded companies that LW Securities deemed relevant;

•

reviewed and analyzed certain financial terms of the Merger Agreement and the CVR Agreement as compared to the publicly available financial terms of certain selected comparable business combinations that LW Securities deemed relevant; and

•

conducted such other financial studies, analyses and investigations, and considered such other information and such other factors, as LW Securities deemed relevant for the purposes of rendering its opinion.

In rendering its opinion, LW Securities assumed, with the Company Board’s consent, that except as would not be in any way meaningful to its analyses: (i) the final executed forms of the Merger Agreement, the CVR Agreement and the Retention Plan would not differ from the Draft Merger Agreement, the Draft CVR Agreement and the Draft Retention Plan, (ii) the representations and warranties of the parties to the Merger Agreement, the CVR Agreement and any related transaction documents, were true and correct, (iii) the parties to the Merger Agreement, the CVR Agreement and the related transaction documents, would comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Merger Agreement, the CVR Agreement and the related transaction documents, and (iv) the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement and the related transaction documents, without any waiver or amendment of any term or condition thereof.

LW Securities also assumed, with the consent of the Company Board, that all governmental, regulatory, or other third-party consents and approvals necessary for the consummation of the Offer and the Merger or otherwise contemplated by the Merger Agreement would be obtained without any adverse effect on the Company or on the expected benefits of the Offer and the Merger in any way meaningful to its analyses. In rendering its opinion, LW Securities also have assumed, with the consent of the Company Board, that the Offer Price will not be increased or decreased after the date of the Merger Agreement.

In connection with its review, with the Company Board’s consent, LW Securities assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to, discussed with, or reviewed by it for the purpose of its opinion. In addition, with the Company Board’s consent, LW Securities did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor was it furnished with any such evaluation or appraisal. To the extent that the information reviewed by it included estimates and forecasts of future performance prepared by or reviewed with management of the Company, LW Securities assumed, with the Company Board’s consent, that such estimates and forecasts were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company. LW Securities expressed no opinion with respect to such estimates and forecasts. LW Securities also assumed that the Offer and the Merger would have the tax consequences described in discussions with, and materials furnished to it by, representatives of the Company.

LW Securities’ opinion did not address any legal, regulatory, taxation, or accounting matters, as to which it understood that the Company Board had obtained such advice as it deemed necessary from qualified professionals, and LW Securities assumed the accuracy and veracity of all assessments made by such advisors to the Company with respect to such matters, LW Securities’ opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to it as of July 28, 2025, the date of the opinion, and spoke only as of July 28, 2025. LW Securities cautioned that it should be understood that although subsequent developments might affect its opinion, LW Securities did not have any obligation to update, revise or reaffirm its opinion and LW Securities expressly disclaimed any responsibility to do so.

LW Securities’ opinion and its presentation to the Company Board constituted one of many factors taken into consideration by the Company Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described herein should not be viewed as determinative of the opinion of the Company Board with respect to the consideration to be received by the holders of Shares (other than Parent and its affiliates) in the Offer or the Merger or of whether the Company Board would have been willing to agree to a different consideration to be received by such holders in the Offer of the Merger.

The following is a summary of the material financial analyses performed by LW Securities in connection with the preparation of its fairness opinion, which opinion was rendered orally to the Company Board (and subsequently confirmed in writing by delivery of LW Securities’ written opinion dated July 28, 2025). The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. Considering any portion of the analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying LW Securities’ opinion.

In furnishing its opinion, LW Securities did not attempt to combine the analyses described herein into one composite valuation range, nor did LW Securities assign any quantitative weight to any of the analyses or the other factors considered. Furthermore, in arriving at its opinion, LW Securities did not attribute any particular weight to any analyses or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor in light of one another. Accordingly, LW Securities has stated that it believes that its analyses must be considered as a whole and that considering any portion of its analyses, without considering all of the analyses, could create a misleading or incomplete view of the process underlying its opinion or the conclusions to be drawn therefrom.

In conducting the analyses as to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement, LW Securities evaluated the valuation of the Company on a standalone basis.

The results of the application by LW Securities of each of the valuation methodologies utilized in connection with its fairness opinion are summarized below.

CVR Valuation

LW Securities noted that the CVRs represent contingent consideration tied to future milestone payments that are inherently uncertain in timing and outcome. Accordingly, LW Securities’ analysis included a risk-adjusted estimate of their value to provide a more comprehensive assessment of the total consideration potentially available to the holders of Shares. LW Securities’ estimate reflected adjustments for probability of success (30% for each of the Net Sales Milestones), timing (2035 for Net Sales Milestone #1 and 2039 for Net Sales Milestone #2), and a discount factor of 19.3% of the weighted average cost of capital (determined using the capital asset pricing model) (“WACC”). LW Securities noted that while the ultimate realization of the CVR payments could not be assured and that actual results might differ materially, LW Securities believed that including their value offered important context regarding the potential upside inherent in the Offer and the Merger.

LW Securities noted that the Retention Plan provided for an allocation of cash retention bonuses based on certain holders of Company Options’ (including each of the Officers) participation units granted under the Retention Plan (as adjusted by a fully diluted share calculation), which is subtracted from both Milestone Payments available to holders of Shares in respect of CVRs. As a result, the amount to be received by holders of Shares needed to be adjusted to account for the effects of the Retention Plan. LW Securities’ adjustment methodology is described below.

•	The per share value of each CVR was determined by allocating a fixed milestone amount (e.g., $100 million for Net Sales Milestone #1 and $250 million for Net Sales Milestone #2), first to the eligible participating units of the Retention Plan (to the extent actually paid), which reduced the portion available for distribution to holders of Shares; and

•	As the distribution between the Retention Plan and holders of Shares is coupled and interdependent, the calculation is iterative.

LW Securities estimated that Milestone #1 had a value of approximately $0.15 per Share and that Milestone #2 had a value of approximately $0.18 per Share.

Discounted Cash Flow

The discounted cash flow analysis is a “forward looking” methodology and is based on projected future cash flows to be generated by the Company which are then discounted back to the present. This methodology has three primary components: (1) the projected unlevered cash flows for a determined period; (2) the terminal value of cash flows (representing firm value beyond the time horizon on the projections) or a perpetuity growth calculation based on terminal free cash flow; and (3) the WACC used to discount such future cash flows and terminal value or perpetuity value back to the present. The future cash flows plus the terminal value or perpetual value of such cash flows are discounted by the company’s risk-adjusted cost of capital, the WACC, to derive a present value. In performing its discounted cash flow analysis, LW Securities used the Company Management Projections provided to it but did not include a terminal value of cash flows due to the significant revenue decline expected in 2044 and beyond under the Company Management Projections as a result of the Product’s patent expiration in 2044, concluding that there was limited value in the asset following this period, even more so once discounted back to present value.

LW Securities used a WACC range of 16.8% to 21.8%. In calculating the Company’s WACC, LW Securities used the following methodology and made the following assumptions:

•	The calculated weighted-average cost of capital reflects the Company’s cost of capital as a standalone company.

•	Public companies with similar capital structure, size, and portfolio composition as the Company were identified and LW Securities selected companies it deemed relevant.

•	WACC analysis was conducted using unlevered beta based on analysis of:

•	identified comparable public companies;

•	the Company’s historical beta; and

•	Capital structure based on the comparable companies as well as the Company’s current capital structure was used to re-lever the unlevered beta.

•

The risk-free rate is based on the 10-year United States treasury rate as of June 30, 2025, and the market risk premium is based on returns of the S&P 500 index over a three-year period ending June 30, 2025.

Using the inputs described above, and Company Management Projections, LW Securities performed a risk-adjusted discounted cash flow analysis using a 57% probability of technical and regulatory success (“PTRS”) for a Phase 3 clinical trial and a 91% PTRS for an NDA submission based on data contained in BIO 2021 “Clinical Development Success Rates and Contributing Factors 2011-2020”. Based on this analysis, LW Securities determined that the enterprise value of the Company ranged from $589 million using a 21.8% WACC to $998 million using a 16.8% WACC, and using the midpoint 19.3% WACC, determined that the implied enterprise value of the Company was $763 million.

LW Securities then analyzed the Company’s additional capital needs required to obtain the projected cash flows based on management’s projected cash needs and assumptions to progress the Company’s clinical program for the Product through profitability. The Company’s management estimated that the financing required to progress the program through Phase 3 would result in 88.1% dilution to the ownership interest of existing holders of Shares and that the financing required to commercialize the Product would result in a further 25% dilution to the ownership interest of existing holders of Shares resulting in such holders owning 8.9% of the Company at such time.

Using this dilution calculation and the enterprise values calculated above, LW Securities determined that the value of the Shares held by existing holders of Shares ranged from $53 million using a 21.8% WACC to $90 million using a 16.8% WACC, and using the midpoint 19.3% WACC, determined that the implied value was $69 million. This corresponded to per share amounts ranging from $1.67 to $2.82, compared to the estimated value of $2.08 for the Offer Price. Enterprise values were bridged to equity values by adding a cash balance of $6.65 million and subtracting debt of $0, for a resulting equity value range of $595 million to $1,005 million. When accounting for 88.1% dilution, this results in a range of $53 million to $90 million for the value of Shares held by existing stockholders. Using a fully diluted Share count of 31,759,203 including warrant dilution calculated via Treasury Stock Method at the then-current share price of $0.55, the value per Share ranged from $1.67 to $2.28.

Comparable Public Company Analyses

LW Securities also evaluated the implied enterprise valuation of the Company using comparable company analyses. The comparable company analyses used data based on current enterprise values of public companies that LW Securities viewed as comparable to the Company to develop a measure of current value for the Company. LW Securities identified five comparable public companies with market capitalizations between $15 million and $500 million that were either single-asset companies or companies with a more advanced lead program focused on acute care, gastroenterology, hepatitis or nephrology indications that had completed Phase 2 clinical trials or had an ongoing Phase 3 clinical trial. LW Securities excluded companies that had earlier assets of significant value or that had announced were pursuing strategic alternatives. The selected comparable companies had an equity valuation range of between $53 million (25th percentile) and $269 million (75th percentile), with a median of $250 million. All of the companies with the exception of Cadrenal Therapeutics (which did not have 3 years of trading history to match the rest of the companies) shown in the table below were included in LW Securities’ WACC analyses.

The selected public companies and corresponding enterprise and equity values were:

	Enterprise Value (in millions)	Equity Value (in millions)(1)
Cadrenal Therapeutics, Inc.	$16	$23
CalciMedica, Inc.	$31	$53
DiaMedica Therapeutics, Inc.	$205	$269
Eledon Pharmaceuticals, Inc.	$131	$250
Gossamer Bio, Inc.	$205	$464
75th Percentile		$209
Average		$212
Median		$250
25th Percentile		$53

(1)

To arrive at equity value, the then-current Share price as of July 28, 2025 of comparable public companies was multiplied by the fully diluted share count of the comparable public company (calculated by treasury stock method) based on the most recent public filing of the relevant company. The equity values were then divided by the Company’s fully diluted share count at current price (31,759,203) to arrive at an implied price per share for DURECT.

Precedent Transactions

The precedent analysis uses data based on the values acquirers have previously placed on comparable companies in a merger or acquisition to develop a measure of current value for the Company. LW Securities performed four separate analyses of the equity premiums paid in transactions involving full company acquisitions of public biopharmaceutical/biotechnology companies as described below, excluding in each analysis, asset purchases and partial company acquisitions.

Recent Theapeutic Areas-Agnostic Transactions

LW Securities examined precedent transactions from January 2023 to July 2025 involving companies in all therapeutic indications at all stages of clinical development. LW Securities excluded all-stock transactions, asset purchases, partial company acquisitions and transactions with total consideration less than $100 million or more than $5 billion. Based on these criteria, LW Securities identified ten precedent transactions. LW Securities calculated the equity premium paid in each transaction based on the offer price per share of the upfront consideration and the total consideration, respectively, as a percentage of the 30-day volume weighted average price (“VWAP”) prior to announcement. LW Securities calculated equity premiums (upfront value only) ranging from 41% (25th percentile) to 186% (75th percentile) with a median equity premium of 91% and equity premiums based on total consideration ranging from 80% (25th percentile) to 201% (75th percentile) with a median premium of 121%. Based on the Company’s 30-day VWAP of $0.60 per share as of July 28, 2025, LW Securities calculated an implied equity value based on the total consideration per share of between $1.08 and $1.81 per share, with a median of $1.33, compared to the estimated Offer Price of $2.08 per share.

The selected precedent Recent Therapeutic-Area-Agnostic Transactions and corresponding equity premiums were:

Date Announced	Seller	Buyer	Equity Premium (Upfront)*	Equity Premium (Total)
06/2025	Verve Therapeutics, Inc.	Eli Lilly & Company, Ltd.	112%	173%
06/2025	Sage Therapeutics, Inc.	Supernus Pharmaceuticals, Inc.	26%	77%
05/2025	Vigil Neuroscience, Inc.	Sanofi-Aventis, LLC.	268%	359%
05/2025	Inozyme Pharma, Inc.	BioMarin Pharmaceutical Inc.	210%	210%
04/2025	Regulus Therapeutics Inc.	Novartis AG	263%	626%
04/2025	SpringWorks Therapeutics, Inc.	Merck KGaA	10%	10%
03/2025	OptiNose, Inc.	Paratek Pharmaceuticals, Inc.	59%	147%
03/2025	2seventy bio, Inc.	Bristol Myers Squibb Company	94%	94%
03/2025	Checkpoint Therapeutics, Inc.	Sun Pharmaceutical Industries Limited	35%	55%
03/2025	Chimerix, Inc.	Jazz Pharmaceuticals plc	88%	88%
75th Percentile			186%	201%
Average			117%	184%
Median			91%	121%
25th Percentile			41%	80%

*	Equity premium based on 30-day VWAP one trading day pre-announcement.

Phase 2/3 Therapeutic Area-Agnostic Transactions

LW Securities examined precedent transactions from January 2023 to July 2025 involving companies in all therapeutic indications that had completed Phase 2 clinical trials or had an ongoing Phase 3 clinical trial. LW Securities excluded asset purchases, partial company acquisitions, transactions for oncology or CNS assets and transactions with total consideration less than $50 million or more than $5 billion. Based on these criteria, LW Securities identified eleven precedent transactions. LW Securities calculated the equity premium paid in each transaction based on the offer price per share of the upfront consideration and the total consideration, respectively, as a percentage of the 30-day VWAP prior to announcement. LW Securities calculated equity premiums (upfront value only) ranging from 74% (25th percentile) to 156% (75th percentile) with a median equity premium of 87% and equity premiums based on total consideration ranging from 74% (25th percentile) to 194% (75th percentile) with a median premium of 99%. Based on the Company’s 30-day VWAP of $0.60 per share as of July 28, 2025, LW Securities calculated an implied equity value based on the total consideration per share of between $1.05 and $1.72 per share, with a median of $1.15, compared to the estimated Offer Price of $2.08 per share.

The selected precedent Phase 2/3 Therapeutic Area-Agnostic Transactions and corresponding equity premiums were:

Date Announced	Seller	Buyer	Equity Premium (Upfront)*	Equity Premium (Total)
05/2025	Inozyme Pharma, Inc.	BioMarin Pharmaceutical, Inc.	210%	210%
04/2025	Regulus Therapeutics Inc.	Novartis AG	263%	626%
10/2024	Longboard Pharmaceuticals, Inc.	H. Lundbeck A/S	74%	74%
07/2024	MorphicTherapeutic, Inc.	Eli Lilly & Company, Ltd.	87%	87%
04/2024	Alpine Immune Sciences, Inc.	Vertex Pharmaceuticals, Inc.	73%	73%
10/2023	POINT Biopharma Global, Inc.	Eli Lilly & Company, Ltd.	68%	68%
08/2023	Zynerba Pharmaceuticals, Inc.	Harmony Biosciences Holdings Inc.	213%	943%
06/2023	Chinook Therapeutics, Inc.	Novartis AG	82%	99%
05/2023	VectivBio Holding AG	Ironwood Pharmaceuticals, Inc.	61%	61%
04/2023	BELLUS Health Inc.	GSK plc	101%	101%
01/2023	CinCor Pharma, Inc.	AstraZeneca PLC	101%	178%
75th Percentile			156%	194%
Average			121%	229%
Median			87%	99%
25th Percentile			74%	74%

*	Equity premium based on 30-day VWAP one trading day pre-announcement.

Phase 2/3 Therapeutic Area Specific Transactions

LW Securities examined precedent transactions from January 2021 to July 2025 involving companies focused on acute care, gastroenterology, hepatitis or nephrology indications that had completed Phase 2 clinical trials or had an ongoing Phase 3 clinical trial. LW Securities excluded asset purchases, partial company acquisitions and transactions with total consideration less than $50 million or more than $5 billion. Based on these criteria, LW Securities identified four precedent transactions. LW Securities calculated the equity premium paid in each transaction based on the offer price per share of the upfront consideration and the total consideration, respectively, as a percentage of the 30-day VWAP prior to announcement. LW Securities calculated equity premiums (upfront value only) ranging from 70% (25th percentile) to 127% (75th percentile) with a median equity premium of 78% and equity premiums based on total consideration ranging from 70% (25th percentile) to 231% (75th percentile) with a median premium of 86%. Based on the Company’s 30-day VWAP of $0.60 per share as of July 28, 2025, LW Securities calculated an implied equity value based on the total consideration per share of between $1.02 and $1.99 per share, with a median of $1.12, compared to the estimated Offer Price of $2.08 per share.

The selected precedent Phase 2/3 Therapeutic Area Specific Transactions and corresponding equity premiums were:

Date Announced	Seller	Buyer	Equity Premium (Upfront)*	Equity Premium (Total)
04/2025	Regulus Therapeutics Inc.	Novartis AG	263%	626%
04/2024	Alpine Immune Sciences, Inc.	Vertex Pharmaceuticals, Inc.	73%	73%
06/2023	Chinook Therapeutics, Inc.	Novartis AG	82%	99%
05/2023	VectivBio Holding AG	Ironwood Pharmaceuticals, Inc.	61%	61%
75th Percentile			127%	231%
Average			120%	215%
Median			78%	80%
25th Percentile			70%	70%

* Equity premium based on 30-day VWAP one trading day pre-announcement.

Phase 2/3 Distressed Company Transactions

LW Securities believed that the precedent transaction analyses described above did not fully take into account the distressed nature of the Company given its limited access to capital and its inability to commercialize the Product on its own without significant additional capital. Accordingly, LW Securities also performed an analysis of the equity premiums paid in precedent transactions of companies in all indications with a product candidate that had completed Phase 2 clinical trials or had an ongoing Phase 3 clinical trial that LW Securities deemed were “distressed,” as described below. LW Securities identified six precedent acquisitions from January 2021 to February 2025 of companies that it assessed as being “distressed” due to clinical challenges, limited access to capital and/or the inability to self-commercialize products. LW Securities excluded companies that were distressed due to clinical trial failures, companies that were actively pursuing strategic alternatives and companies that LW Securities deemed to have sufficient cash to support future development and commercialization activities. LW Securities calculated the equity premium paid in each transaction based on the offer price per share of the upfront consideration and the total consideration, respectively, as a multiple of the 30-day VWAP prior to announcement. LW Securities calculated equity premiums (upfront value only) ranging from 47% (25th percentile) to 100% (75th percentile) with a median equity premium of 92% and equity premiums based on total consideration ranging from 113% (25th percentile) to 239% (75th percentile) with a median premium of 177%. Based on the Company’s 30-day VWAP of $0.60 per share as of July 28, 2025, LW Securities calculated an implied equity value based on the total consideration per share of between $1.28 and $2.04 per share, with a median of $1.67, compared to the estimated Offer Price of $2.08 per share.

Date Announced	Seller	Buyer	Equity Premium (Upfront)*	Equity Premium (Total)
04/2025	Regulus Therapeutics Inc.	Novartis AG	263%	626%
07/2024	Morphic Therapeutics, Inc.	Eli Lilly & Company, Ltd.	87%	87%
01/2023	Concert Pharmaceuticals, Inc.	Sun Pharmaceutical Industries Limited	34%	92%
01/2023	CinCor Pharma, Inc.	AstraZeneca PLC	101%	178%
11/2022	Opiant Pharmaceuticals, Inc.	Indivior Inc.	98%	176%
10/2022	Applied Genetic Technologies Corporation	Syncona Limited	14%	259%
75th Percentile			100%	239%
Average			99%	236%
Median			92%	177%
25th Percentile			47%	113%

General

Locust Walk was selected as exclusive financial advisor to the Company in connection with the Offer and the Merger because Locust Walk (together with its affiliates) is a nationally recognized boutique investment banking firm focused exclusively on life sciences, that provides financial advisory services and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, licensing transactions, private placements and valuations for corporate and other purposes.

Pursuant to the LW Partners Engagement Letter, the Company has agreed to pay Locust Walk for its financial consulting services and its financial advisory services in connection with the Offer and the Merger. Since March 2022, Locust Walk has received $350,000 from the Company. Additionally, the Company has agreed to pay Locust Walk an aggregate fee based upon a percentage of the aggregate transaction value of the Offer and the Merger, which fee is contingent on the closing of the Offer and the Merger, estimated as of the date of this Schedule 14D-9 to be approximately $879,328 million (assuming no payment of any Milestone Payments). In addition, Locust Walk will be entitled to an additional fee in the amount of approximately $3.0 million (assuming holders of Company Shares receive the estimated maximum amount of Net Sales Milestone #1) and an additional fee in the approximately $5.12 million (assuming holders of Company Shares receive the estimated maximum amount of Net Sales Milestone #2).

Pursuant to the LW Securities Engagement Letter, the Company engaged LW Securities, to provide a fairness opinion to the Company’s Board as to the fairness, from a financial point of view, of the consideration to be paid to holders of Company Shares in the Offer and the Merger in exchange for a cash fee of $850,000, which was paid upon delivery of LW Securities’ opinion and none of which was contingent on the closing of the Offer and the Merger. The opinion fee paid to LW Securities will be credited against any success fee payable to Locust Walk.

Pursuant to the terms of the LW Engagement Letter and the LW Securities Engagement Letter, the Company has also agreed to reimburse certain of Locust Walk’ and LW Securities’ expenses arising, and to indemnify Locust Walk, LW Securities and their affiliates against certain liabilities that may arise, out of their engagement. Except as described above, neither Locust Walk nor any of its affiliates (including LW Securities) has provided any investment banking services to the Company, Parent or their respective affiliates during the two years preceding the date of this Schedule 14D-9 for which Locust Walk, LW Securities or their affiliates received compensation. Locust Walk, LW Securities and their affiliates may in the future seek to provide such services to the Company, Parent or their respective affiliates for which Locust Walk, LW Securities or their affiliates would expect to receive compensation.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Locust Walk to act as its financial advisor in connection with the Offer and the Merger (and not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise) and, in connection with such engagements, LW Securities provided its opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference.

Information pertaining to the engagement of Locust Walk is included in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” and is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
James E. Brown	7/11/2025	96,959	$0	Acquisition of shares of common stock underlying a time-based restricted stock unit award.
Norman L. Sussman,	7/11/2025	46,425	$0	Acquisition of shares of common stock underlying a time-based restricted stock unit award.
Timothy M. Papp	7/11/2025	46,659	$0	Acquisition of shares of common stock underlying a time-based restricted stock unit award.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

As described in the Merger Agreement (and as summarized in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements—The Merger Agreement”), the Company Board, in connection with the exercise of its fiduciary duties under applicable law, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9 (including the exhibits hereto), there is no transaction, resolution of the Company Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraphs of this Item 7.

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Current Executive Officers, Directors and Affiliates of the Company—Golden Parachute Compensation” above.

Conditions to the Offer

The information set forth in Section 15 — “Conditions to the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.

Regulatory Approvals

See Section 15 — “Conditions to the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9, which is incorporated herein by reference.

Legal Proceedings

There are currently no legal proceedings arising out of or relating to the Offer or the Merger but legal proceedings arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of record and beneficial owners of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Acceptance Time); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Verified List (as defined below) to be filed with the Register in Chancery in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Cash Amount or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of record or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer, which occurs when Parent has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and to remain open for 20 business days (calculated pursuant to Rule 14d-1(g) under the Exchange Act) (which such date is September 9, 2025), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the person seeking appraisal and that such person is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds (as defined below) must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company of the Effective Time (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to the Company, 10240 Bubb Road, Cupertino, California 95014, Attention: Secretary.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of record or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held of record or beneficially owned by all persons who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder or beneficial owner who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within ten (10) days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of record or beneficial owners of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Register in Chancery in the Delaware Court a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be provided to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder, and whether the ownership thresholds are met. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1.0 million. We refer to the foregoing as the “ownership thresholds.”

Determination of Fair Value

After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that “throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of record or beneficial owner of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted such person’s certificates of stock to the Register in Chancery in the Delaware Court, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware

Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such person’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (an “application”), order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within sixty (60) days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.

Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application to the Delaware Court; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at

https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Business Combination Statute

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange Offer); or

•

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 662/3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Neither Parent nor Merger Sub is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Stockholder Approval of the Merger Not Required

The Company Board has unanimously approved the Merger Agreement, the Offer and the Merger. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the Merger Agreement and (ii) immediately following the consummation of such tender offer, the stock irrevocably accepted for purchase pursuant to the offer, together with the stock otherwise owned by the acquiring company or its affiliates and any “rollover stock” (as defined in Section 251(h) of the DGCL), equals at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement. If the Minimum Condition is satisfied and Merger Sub accepts Shares for payment pursuant to the Offer, Merger Sub will have received a sufficient number of Shares to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of the Company. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and the Company will effect the Merger as soon as practicable, without a vote of stockholders of Company in accordance with Section 251(h) of the DGCL.

If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “—Appraisal Rights”. Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same Merger Consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Cautionary Statements Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements about the Transaction and the future performance of the Company, BHC and Parent (BHC, Parent and the Company, collectively, the “Parties”), which may generally be identified by the use of the words “anticipates,” “hopes,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “believes,” “subject to” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results are subject to other risks and uncertainties that relate more broadly to the Parties’ overall businesses, including those more fully described in BHC’s and the Company’s most recent annual reports on Form 10-K, as supplemented by the most recent quarterly report on Form 10-Q, and detailed from time to time in the Parties’ other filings with the SEC and, in the case of BHC, the Canadian Securities Administrators. In addition, such risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the consummation of the proposed Transactions; the possibility that any or all of the conditions to the consummation of the Transactions may not be satisfied or waived; the effect of the pendency of the Transactions on Parties’ ability to maintain relationships with customers, suppliers, and other business partners; the impact of the Transactions if consummated on BHC’s or Parent’s business, financial position and results of operations, including with respect to expectations regarding margin expansion, accretion and deleveraging; and risks relating to potential diversion of management attention away from the Parties’ ongoing business operations. There can be no assurance that the conditions to closing the Transactions will be satisfied or that the tender offer and the Transactions will be consummated. Additional information regarding certain of these material factors and assumptions may be found in the Parties’ filings described above as well as the tender offer documents filed by BHC, Parent and Merger Sub. These forward-looking statements speak only as of the date hereof. The Parties undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

Where You Can Find More Information

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such filings certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company at https://durect.com/investors.

The SEC allows the Company to “incorporate by reference” information into this Schedule 14D-9, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 12, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Merger Sub with the SEC on August 12, 2025).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)D)	Form of Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published in The New York Times on August 12, 2025 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release, dated July 29, 2025, issued by Company and Parent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Company with the SEC on July 29, 2025) (File No. 001-31615).

(a)(5)(B)	Q&A Document for Employees, sent to the Company’s employees, dated July 29, 2025 (incorporated by reference to Exhibit 99.1 on the Schedule 14D-9C, dated July 29, 2025, issued by the Company (File No. 005-60499)

(a)(5)(C)	Fairness Opinion, dated July 28, 2025, of Locust Walk Securities LLC (attached to this Schedule 14D-9 filed on August 12, 2025 as Annex A).

(e)(1)	Agreement and Plan of Merger, dated July 28, 2025, by and among Parent, Merger Sub and Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Company with the SEC on July 29, 2025) (File No. 001-31615).

(e)(1)(A)	Amendment No. 1 to Agreement and Plan of Merger, dated August 8, 2025, by and among Parent, Merger Sub and Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Company with the SEC on August 8, 2025) (File No. 001-31615).

(e)(2)	Form of Contingent Value Rights Agreement, by and between Parent and Rights Agent (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Company with the SEC on July 29, 2025) (File No. 001-31615).

(e)(3)	Form of Retention Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Company with the SEC on July 29, 2025) (File No. 001-31615)

(e)(4)	DURECT Corporation 2000 Stock Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on September 26, 2024).

(e)(5)	Form of Employee Restricted Stock Unit Award Agreement for use with the DURECT Corporation 2000 Stock Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on July 30, 2024).

Exhibit No.	Description

(e)(6)	2000 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-31615) filed on June 22, 2023).

(e)(7)	Offer letter between Timothy M. Papp and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on July 5, 2022).

(e)(8)	Offer letter between Norman L. Sussman and the Company dated October 12, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 2, 2022).

(e)(9)	Employment Agreement with James E. Brown (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-35316), as initially filed with the SEC on April 20, 2000).

(e)(10)	Confidentiality Agreement, dated January 25, 2024, by and between Parent and Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(11)	Form of Warrant (February 2023) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on February 7, 2023).

(e)(12)	Form of Warrant (July 2023) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on July 21, 2023).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DURECT CORPORATION

Date: August 12, 2025	By:	/s/ James E. Brown
Name: James E. Brown
Title: President and Chief Executive Officer

ANNEX A

Opinion of Locust Walk Securities, LLC

July 28, 2025

Board of Directors

DURECT Corporation

10240 Bubb Road

Cupertino, CA 95014

United States

Ladies and Gentlemen:

We understand that DURECT Corp., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Bausch Health Americas, Inc., a Delaware corporation (“Parent”), BHC Lyon Merger Sub, Inc., a Delaware corporation and a direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), and Bausch Health Companies Inc., a company organized under the laws of British Columbia (“Parent Guarantor”). Capitalized terms used herein have the respective meanings ascribed thereto in the Agreement unless otherwise defined herein.

Pursuant to the Agreement, Parent will cause Merger Sub to commence an Offer to acquire all of Company Shares for (a) $1.75 per Company Share, to the holder of such Company Share in cash, without interest thereon (the “Cash Amount”) plus (b) one contingent value right per Company Share (each a “CVR”), which will represent the right to receive contingent payments, net to the holder of such CVR in cash, without interest thereon, pursuant to the CVR Agreement (the Cash Amount plus one CVR, collectively, the “Offer Price”), all upon the terms and subject to the conditions set forth in this Agreement. As soon as practicable following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the DGCL, each Company Share that is not tendered and accepted pursuant to the Offer (other than Canceled Company Shares and Dissenting Company Shares) will thereupon be canceled and converted into the right to receive the Offer Price (the “Merger Consideration”) and the Company will survive the Merger as a direct or indirect wholly owned Subsidiary of Parent, all upon the terms and subject to the conditions set forth in the Merger Agreement. and the CVR pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”) with the effects set forth in the Merger Agreement and in the applicable provisions of the Delaware General Corporation Law (“DGCL”). Upon consummation of the Merger, the separate existence of Merger Sub will cease and the Company will continue as the Surviving Corporation as a wholly owned Subsidiary of Parent. The proposed terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

Pursuant to the CVR Agreement, holders of the CVRs will have the right to receive a milestone payment of (i) $100 million, less payments made pursuant to the Retention Plan described below and certain other deductions, upon the achievement of worldwide Net Sales of the Product (as such terms are defined in the CVR Agreement) of at least $500 million in any one calendar year (“Milestone Payment 1”) and (ii) $250 million, less payments made pursuant to the Retention Plan and certain other deductions, upon the achievement of worldwide Net Sales of the Product of at least $1 billion in any one calendar Year (“Milestone Payment 2”). The proposed terms and conditions of the CVRs are more fully set forth in the CVR Agreement.

The Retention Plan to be adopted by the Company in connection with the Merger Agreement provides that a portion of the payments payable under the CVR Agreement will be paid to holders of options that become in the money as calculated pursuant to the Retention Plan. For purposes of our opinion we have, with your approval, assumed, without independent verification that holders of Common Shares will be eligible to receive a maximum of $96.28 million with respect to Milestone Payment 1 and a maximum of $235.37 million with respect to Milestone Payment 2 due to the payments owed pursuant to the Retention Plan.

In your capacity as members of the Company’s Board of Directors (the “Board”), you have requested our opinion, as of the date hereof, as to whether the Offer Price or the Merger Consideration, as applicable, to be paid to the holders of Company Shares (other than Parent and its Affiliates) pursuant to the Merger Agreement is fair from a financial point of view, to such holders. In arriving at our opinion, we have, among other things:

1.	reviewed drafts, dated July 27, 2025, of the Merger Agreement (the “Draft Merger Agreement”), the CVR Agreement (the “Draft CVR Agreement”), and the Retention Plan (the “Draft Retention Plan”);

2.	reviewed and analyzed certain publicly available business and financial information relating to the Company;

3.	reviewed and analyzed financial projections relating to the Company provided by management of the Company (“Management Projections”);

4.	conducted discounted cash flow analyses utilizing the Management Projections and other assumptions as described in our presentation to the Board;

5.	reviewed current and historical market prices of the Common Shares;

6.	reviewed and analyzed certain operating results for the Company and the reported price and trading histories of certain comparable publicly traded companies that we deemed relevant;

7.

reviewed and analyzed certain financial terms of the Merger Agreement and the CVR Agreement as compared to the publicly available financial terms of certain selected comparable business combinations that we deemed relevant; and

8.	conducted such other financial studies, analyses and investigations, and considered such other information and such other factors, as we deemed relevant for the purposes of rendering our opinion.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to, discussed with, or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. To the extent that the information reviewed by us includes estimates and forecasts of future performance prepared by or reviewed with management of the Company, we have assumed, with your consent, that such estimates and forecasts have been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company. We express no opinion with respect to such estimates and forecasts. We have also assumed that the Offer and the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company. This opinion does not address any legal, regulatory, taxation, or accounting matters, as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals, and we have assumed the accuracy and veracity of all assessments made by such advisors to the Company with respect to such matters. Our opinion is necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to us as of, the date hereof and our opinion speaks only as of the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

Our opinion does not address the Company’s underlying business decision to enter into the Merger Agreement or to effect the Offer and the Merger, the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to the Company, or whether the Opffer Price or the Merger Consideration represents the best price obtainable. We also express no view as to, and our opinion does not address, the solvency of the Company or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters.

This opinion addresses only the fairness, as of the date hereof, from a financial point of view, of the Offer Price or the Merger Consideration to be received by the holders of Company Shares (other than Purchaser and its

Affiliates) pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Offer Price and the Merger Consideration to the extent expressly specified herein, of the Merger Agreement, the CVR Agreement or any related documents or the form of the Offer or the Merger or any related transaction (including any agreement or transaction between the Company or Parent), including the fairness of the Offer and the Merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company. We have not been asked to, nor do we, offer any opinion with respect to any ongoing obligations of the Company (including any obligations with respect to governance or otherwise) contained in any agreement related to the Offer or the Merger or under applicable law, or the fair market value of the Company or the Company Shares. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Offer or the Merger, or any class of such persons, whether relative to the Offer Price, the Merger Consideration or otherwise.

In rendering this opinion, we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final executed forms of the Merger Agreement, the CVR Agreement, and the Retention Plan will not differ from the Draft Merger Agreement, the Draft CVR Agreement, and the Draft Retention Plan (ii) the representations and warranties of the parties to the Merger Agreement and any related transaction documents, are true and correct, (iii) the parties to the Merger Agreement, the CVR Agreement and the related transaction documents, will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Merger Agreement, then CVR Agreement and the related transaction documents, and (iv) the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement, the CVR Agreement and the related transaction documents, without any waiver or amendment of any term or condition thereof. We have also assumed, with your consent, that all governmental, regulatory, or other third-party consents and approvals necessary for the consummation of the Offer and the Merger or otherwise contemplated by the Merger Agreement will be obtained without any adverse effect on the Company or on the expected benefits of the Offer and the Merger in any way meaningful to our analysis. In rendering this opinion, we also have assumed, with your consent, that the Offer Price will not be increased or decreased after the date of the Merger Agreement.

This opinion is provided for the information and assistance of the Board (in its capacity as such) in connection with, and for the purpose of, its consideration of the financial terms of the Offer and the Merger, and does not constitute a recommendation to the Board as to whether or not to approve the Offer or the Merger or to any other person as to how to vote with respect to the Offer or the Merger or to take any other action in connection with the Offer or the Merger or otherwise.

We have acted as the Company’s exclusive financial advisor with respect to the proposed Merger pursuant to the terms of an engagement letter between the Company and us (the “Engagement Letter”). Pursuant to the Engagement Letter, during the past two years, we have received payments from the Company in the aggregate amount of approximately $350,000. Under the Engagement Letter, we will be entitled to receive a success fee which is contingent on the consummation of the Offer and Merger. Pursuant to a separate engagement letter, dated July 16, 2025, (the “Fairness Opinion Engagement Letter”), we agreed, at the Company’s request, to provide a fairness opinion with respect to the fairness, from a financial point of view, of the consideration to be paid in connection with any change of control transaction, including the proposed Offer and Merger, for which we will receive an opinion fee of $850,000 which is not contingent upon the successful completion of the Offer or the Merger or the conclusion reached in our opinion. The opinion fee will be credited against any success fee payable to us. The Company also has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the past two years, except as described above, neither we nor any of our affiliates have provided any investment banking services to the Company, Parent, or their respective affiliates, for which we or our affiliates received compensation. We and our affiliates may in the future seek to provide such services to the Company, Parent or their respective affiliates for which we would expect to receive compensation. In the ordinary course of business, certain of our employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of the Company or the Parent and, accordingly, may at any time hold a long or short position in such securities.

The issuance of this opinion was approved by our fairness opinion committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such factors that we deem relevant, it is our opinion that, as of the date hereof, the Offer Price or the Merger Consideration, as applicable, to be paid to the holders of Company Shares (other than Parent and its Affiliates) pursuant to the Merger Agreement is fair from a financial point of view, to such holders.

Yours faithfully,

/s/ Locust Walk Securities LLC

Locust Walk Securities LLC

A-4